SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             SCHEDULE 13D AMENDMENT

                    Under the Securities Exchange Act of 1934


                                NM HOLDINGS, INC.
                                -----------------
                                (Name of Issuer)


                          Common Stock, $.04 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   67065C 10 4
                                 --------------
                                 (CUSIP Number)


                             Philip T. Colton, Esq.
                                Maun & Simon, PLC
                        2000 Midwest Plaza Building West
                                801 Nicollet Mall
                          Minneapolis, Minnesota 55402
                                 (612) 904-7400
                       -----------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                 April 16, 1999
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D Amendment, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                     (Cover page continued on next 4 pages)

                                  SCHEDULE 13D

                              CUSIP NO. 67065C 10 4

------------------------------------------------------------- ---------------------------------------------------------
(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons                   DAVID B. JOHNSON
(entities only)...........................................
------------------------------------------------------------- ---------------------------------------------------------
(2) Check the  appropriate  box if a member of a group  (see  (a)     X
instructions)                                                 ---------------------------------------------------------
                                                              (b)
------------------------------------------------------------- ---------------------------------------------------------
(3) SEC use only..........................................
------------------------------------------------------------- ---------------------------------------------------------
(4) Source of funds (see instructions)                        PF
------------------------------------------------------------- ---------------------------------------------------------
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e).
------------------------------------------------------------- ---------------------------------------------------------
(6) Citizenship or place of organization..................    USA
------------------------------------------------------------- ---------------------------------------------------------
Number of shares beneficially owned by
each reporting person with:

     (7) Sole voting power................................    -0-

     (8) Shared voting power..............................    109,757

     (9) Sole dispositive power...........................    -0-

     (10) Shared dispositive power........................    109,757
------------------------------------------------------------- ---------------------------------------------------------
(11) Aggregate amount  beneficially  owned by each reporting
person.                                                       109,757
------------------------------------------------------------- ---------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
------------------------------------------------------------- ---------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    9.6%
------------------------------------------------------------- ---------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
------------------------------------------------------------- ---------------------------------------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 67065C 10 4

------------------------------------------------------------- ---------------------------------------------------------
(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons                   ELDON C. MILLER
(entities only)...........................................
------------------------------------------------------------- ---------------------------------------------------------
(2) Check the  appropriate  box if a member of a group  (see  (a)     X
instructions)                                                 ---------------------------------------------------------
                                                              (b)
------------------------------------------------------------- ---------------------------------------------------------
(3) SEC use only..........................................
------------------------------------------------------------- ---------------------------------------------------------
(4) Source of funds (see instructions)                        PF
------------------------------------------------------------- ---------------------------------------------------------
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e).
------------------------------------------------------------- ---------------------------------------------------------
(6) Citizenship or place of organization..................    USA
------------------------------------------------------------- ---------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................    -0-

     (8) Shared voting power..............................    7,902

     (9) Sole dispositive power...........................    -0-

     (10) Shared dispositive power........................    7,902
------------------------------------------------------------- ---------------------------------------------------------
(11) Aggregate amount  beneficially  owned by each reporting
person.                                                       7,902
------------------------------------------------------------- ---------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
------------------------------------------------------------- ---------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    0.7%
------------------------------------------------------------- ---------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
------------------------------------------------------------- ---------------------------------------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 67065C 10 4

------------------------------------------------------------- ---------------------------------------------------------
(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons                   STANLEY D. RAHM
(entities only)...........................................
------------------------------------------------------------- ---------------------------------------------------------
(2) Check the  appropriate  box if a member of a group  (see  (a)     X
instructions)                                                 ---------------------------------------------------------
                                                              (b)
------------------------------------------------------------- ---------------------------------------------------------
(3) SEC use only..........................................
------------------------------------------------------------- ---------------------------------------------------------
(4) Source of funds (see instructions)                        PF
------------------------------------------------------------- ---------------------------------------------------------
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e).
------------------------------------------------------------- ---------------------------------------------------------
(6) Citizenship or place of organization..................    USA
------------------------------------------------------------- ---------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................    -0-

     (8) Shared voting power..............................    7,902

     (9) Sole dispositive power...........................    -0-

     (10) Shared dispositive power........................    7,902
------------------------------------------------------------- ---------------------------------------------------------
(11) Aggregate amount  beneficially  owned by each reporting
person.                                                       7,902
------------------------------------------------------------- ---------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
------------------------------------------------------------- ---------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    0.7%
------------------------------------------------------------- ---------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
------------------------------------------------------------- ---------------------------------------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 67065C 10 4

------------------------------------------------------------- ---------------------------------------------------------
(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons                   PAUL R. KUEHN
(entities only)...........................................
------------------------------------------------------------- ---------------------------------------------------------
(2) Check the  appropriate  box if a member of a group  (see  (a)     X
instructions)                                                 ---------------------------------------------------------
                                                              (b)
------------------------------------------------------------- ---------------------------------------------------------
(3) SEC use only..........................................
------------------------------------------------------------- ---------------------------------------------------------
(4) Source of funds (see instructions)                        PF
------------------------------------------------------------- ---------------------------------------------------------
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e).
------------------------------------------------------------- ---------------------------------------------------------
(6) Citizenship or place of organization..................    USA
------------------------------------------------------------- ---------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................    7,500

     (8) Shared voting power..............................    23,707

     (9) Sole dispositive power...........................    7,500

     (10) Shared dispositive power........................    23,707
------------------------------------------------------------- ---------------------------------------------------------
(11) Aggregate amount  beneficially  owned by each reporting
person.                                                       31,207
------------------------------------------------------------- ---------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
------------------------------------------------------------- ---------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    2.7%
------------------------------------------------------------- ---------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
------------------------------------------------------------- ---------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This amendment relates to the voting Common Stock, par value $.04 of NM Holdings, Inc. (the "Issuer"), a Minnesota corporation, having its principal place of business at 9850 51st Avenue North, Minneapolis, Minnesota, 55442.

ITEM 2.  IDENTITY AND BACKGROUND

         The statements made in the Schedule 13D to which this filing is an amendment regarding the Holders and their identities and backgrounds remain accurate as of the date hereof.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

         See Item 3. On March 25, 1999, the Issuer and MJK Holdings, Inc. executed an Agreement and Plan of Reorganization ("Agreement") calling for MJK Holdings, Inc. to merge into the Issuer. The Holders, as shareholders of the Issuer and MJK Holdings, Inc., intend to vote their shares, as necessary, in favor of consummation of the combination. If the Issuer and MJK Holdings combine, the Holders will control the Issuer, and will able to elect a majority of the Issuer's board of directors, and otherwise direct the affairs of the issuer.

         The Issuer currently has no active business. If the transactions called for in the Agreement are consummated, then the Issuer, through its subsidiaries, will be engaged in the brokerage and investment business currently engaged in by MJK Holdings, Inc. and its subsidiaries. The Agreement requires an amendment to the Issuer's Articles of Incorporation. The Agreement is attached hereto as Exhibit B.

         The shares of Common Stock sold by Miller, Johnson & Kuehn, Incorporated ("MJK") consisted of its former inventory position held as a market maker for the Issuer's securities. Although the Holders have no plans to acquire or sell additional Common Stock of the Issuer, except acquisitions by means of the proposed merger, they specifically reserve the right to purchase additional Common Stock of the Issuer or to sell Common Stock if they deem it in their best interest and determine such purchases or sales to be in compliance with applicable law. The Holders specifically reserve the right to communicate with other shareholders of the Issuer regarding matters of common concern.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned by each of the Holders as of April 23, 1999 is set forth below:

                                  Number of Shares           Percentage of
            Name                  of Common Stock          Outstanding Shares
            ----                  ----------------         ------------------

         David B. Johnson           109,757 #(1)                 9.6%
         Betty L. Johnson            86,050                      7.5%
         Eldon C. Miller              7,902 (2)                  0.7%
         Stanley D. Rahm              7,902 (2)                  0.7%
         Paul R. Kuehn               31,207 (1)                  2.7%
         N. Lee Wesley                5,000                      0.4%

#     Includes 86,050 shares of Common Stock owned by Betty L. Johnson.
(1) Includes warrants to purchase 23,707 shares of Common Stock that are exercisable within the next 60 days.
(2) Includes warrants to purchase 7,902 shares of Common Stock that are exercisable within the next 60 days.

         Items 7 through 13 of the cover pages of the statement are incorporated by reference. Cover pages are included only to the extent that a Holder's beneficial ownership of the Common Stock of the Issuer has changed since the filing of the Schedule 13D to which this filing is an Amendment. Miller, Johnson & Kuehn, Incorporated and MJK Holdings, Inc. no longer are beneficial owners of any Common Stock of the Issuer, and therefor are no longer members of this
Section 13(d) filing group.


         According to the Issuer's most recent filing with the Securities and Exchange Commission, the Issuer has 1,141,881 shares of Common Stock outstanding. The Holders, including 63,218 presently exercisable warrants, collectively beneficially own 161,768 shares of the Issuer's Common Stock, constituting approximately 13.4% of the outstanding voting Common Stock, assuming exercise of the warrants. No Holder but MJK has engaged in transactions in the Common Stock of the Issuer since filing the original Schedule 13D. Transactions by MJK in Common Stock of the Issuer since the filing of the
Schedule 13D to which this filing is an amendment are as follows:

           Type         # of Shares       Trade Date            Price
           ----         -----------       ----------            -----

           Sell            25,000         04/09/99              $9.50
           Sell            58,015         04/13-14/99           $9.50

         The above-described transactions were all privately negotiated, non-market transactions.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         MJK Holdings, Inc. is a party to that certain Agreement and Plan of Reorganization dated March 25, 1999 attached hereto as Exhibit B.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A -- Agreement as to joint filing pursuant to Regulation
Section 240.13d-1(f)(1)(iii).

         Exhibit B -- Agreement and Plan of Reorganization dated March 25, 1999 by and among MJK Holdings, Inc., NM Holdings, Inc. and NM Merger Co.




                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  April 23, 1999
                                               /s/ David B. Johnson
                                               --------------------------------
                                               David B. Johnson


                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  April 23, 1999
                                               /s/ Betty L. Johnson
                                               --------------------------------
                                               Betty L. Johnson

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  April 23, 1999
                                               /s/ Eldon C. Miller
                                               --------------------------------
                                               Eldon C. Miller

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  April 23, 1999
                                               /s/ Stanley D. Rahm
                                               --------------------------------
                                               Stanley D. Rahm

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  April 23, 1999
                                               /s/ Paul R. Kuehn
                                               --------------------------------
                                               Paul R. Kuehn

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  April 23, 1999
                                               /s/ N. Lee Wesley
                                               --------------------------------
                                               N. Lee Wesley

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  April 23, 1999
                                           MILLER, JOHNSON & KUEHN,
                                           INCORPORATED


                                           By:  /s/ Eldon C. Miller
                                              ----------------------------------
                                                    Eldon C. Miller, Chairman
                                                    and CEO

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  April 23, 1999
                                           MJK HOLDINGS, INC.


                                           By:  /s/ Eldon C. Miller
                                              ----------------------------------
                                                    Eldon C. Miller, Chairman
                                                    and CEO

                                    EXHIBIT A

                          AGREEMENT AS TO JOINT FILING


         Pursuant to Regulation Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D Amendment relating to NM Holdings, Inc. is being filed on behalf of each of the undersigned.


                                     /s/ David B. Johnson
                                     -------------------------------------------
                                     David B. Johnson

                                     /s/ Betty L. Johnson
                                     -------------------------------------------
                                     Betty L. Johnson

                                     /s/ Eldon C. Miller
                                     -------------------------------------------
                                     Eldon C. Miller

                                     /s/ Stanley D. Rahm
                                     -------------------------------------------
                                     Stanley D. Rahm

                                     /s/ Paul R. Kuehn
                                     -------------------------------------------
                                     Paul R. Kuehn

                                     /s/ N. Lee Wesley
                                     -------------------------------------------
                                     N. Lee Wesley


                                     MILLER, JOHNSON & KUEHN,
                                     INCORPORATED


                                     By:  /s/ Eldon C. Miller
                                        ----------------------------------------
                                              Eldon C. Miller, Chairman
                                              and CEO


                                     MJK HOLDINGS, INC.


                                     By:  /s/ Eldon C. Miller
                                        ----------------------------------------
                                              Eldon C. Miller, Chairman
                                              and CEO

                                    EXHIBIT B








                      AGREEMENT AND PLAN OF REORGANIZATION

                           DATED AS OF MARCH 25, 1999


                                 BY AND BETWEEN



                               MJK HOLDINGS, INC.,
                                NM HOLDINGS, INC.
                                       AND
                                  NM MERGER CO.

                                TABLE OF CONTENTS


ARTICLE 1     ....................................................................................................1


DEFINITIONS AND PRELIMINARY TRANSACTIONS..........................................................................1

         1.1. Definitions.........................................................................................1

ARTICLE 2     ....................................................................................................3


MERGER        ....................................................................................................3

         2.1. Effect of Merger....................................................................................3
         2.2. Effect on MJK Capital Stock and Merger Sub Capital Stock............................................5
         2.3. Rights of Holders of MJK Capital Stock..............................................................5
         2.4. Procedure for Exchange of MJK Common Stock and Series I Convertible Preferred Stock.................6
         2.5. Dissenting Shares...................................................................................7

ARTICLE 3     ....................................................................................................7

REPRESENTATIONS AND WARRANTIES OF MJK.............................................................................7

         3.1. Organization and Qualification......................................................................7
         3.2. Authority Relative to this Agreement; Non-Contravention.............................................8
         3.3. Capitalization......................................................................................9
         3.4. Financial Statements and NASD Reports...............................................................9
         3.5. Subsidiaries........................................................................................9
         3.6. Litigation.........................................................................................10
         3.7. No Brokers or Finders..............................................................................10
         3.8. Absence of Undisclosed Liabilities.................................................................10
         3.9. No Material Adverse Changes........................................................................10
         3.10. Leased Premises...................................................................................11
         3.11. Tax Matters.......................................................................................11
         3.12. Contracts and Commitments.........................................................................12
         3.13. Intellectual Property Rights......................................................................13
         3.14. Employees.........................................................................................13
         3.15. Employee Benefit Plans............................................................................14
         3.16. Insurance.........................................................................................14
         3.17. Affiliate Transactions............................................................................15
         3.18. Compliance with Laws; Permits.....................................................................15
         3.19. Environmental Matters.............................................................................16
         3.20. Year 2000 Compliance..............................................................................17
         3.21. Absence of Certain Developments...................................................................17
         3.22. Disclosure........................................................................................18

ARTICLE 4     ...................................................................................................18


REPRESENTATIONS AND WARRANTIES OF NM.............................................................................18

         4.1. Organization and Qualification.....................................................................18
         4.2. Authority Relative to this Agreement; Non-Contravention............................................18
         4.3. Capitalization.....................................................................................19
         4.4. Exchange Act Reports...............................................................................19
         4.5. Absence of Certain Developments....................................................................20
         4.6. Absence of Undisclosed Liabilities.................................................................21
         4.7. No Material Adverse Changes........................................................................21
         4.8. Litigation.........................................................................................21
         4.9. No Brokers or Finders..............................................................................22
         4.10. Proxy Statement...................................................................................22
         4.11. Validity of the Surviving Corporation Common Stock................................................22
         4.12. Title to Properties...............................................................................22
         4.13. Tax Matters.......................................................................................23
         4.14. Contracts and Commitments.........................................................................23
         4.15. Intellectual Property Rights......................................................................24
         4.16. Employees.........................................................................................25
         4.17. Employee Benefit Plans............................................................................25
         4.18. Insurance.........................................................................................26
         4.19. Affiliate Transactions............................................................................26
         4.20. Compliance with Laws; Permits.....................................................................26
         4.21. Environmental Matters.............................................................................27
         4.22. Year 2000 Compliance..............................................................................28
         4.23. Disclosure........................................................................................28

ARTICLE 5     ...................................................................................................29

CONDUCT OF BUSINESS PENDING THE MERGER...........................................................................29

         5.1. Conduct of Business by NM..........................................................................29
         5.2. Conduct of Business by MJK.........................................................................29

ARTICLE 6     ...................................................................................................30

ADDITIONAL COVENANTS AND AGREEMENTS..............................................................................30

         6.1. Governmental Filings...............................................................................30
         6.2. Expenses...........................................................................................30
         6.3. Due Diligence; Access to Information; Confidentiality..............................................30
         6.4. Proxy Statement....................................................................................32
         6.5. Tax Treatment......................................................................................32
         6.6. Press Releases.....................................................................................32
         6.7. Securities Reports.................................................................................33
         6.8. Stock Listing......................................................................................33
         6.9. Shareholder Approvals..............................................................................33
         6.10. No Solicitation...................................................................................33
         6.11. Failure to Fulfill Conditions.....................................................................34

         6.12. Tax Opinion.......................................................................................34
         6.13. Resignations and Election of Directors............................................................34
         6.14. Registration Rights Agreement.....................................................................34
         6.15. Filing of Reports Necessary for use of Rule 145...................................................34
         6.16. Notification of Certain Matters...................................................................34

ARTICLE 7     ...................................................................................................35

CONDITIONS    ...................................................................................................35

         7.1. Conditions to Obligations of Each Party............................................................35
         7.2. Additional Conditions to Obligation of NM..........................................................36
         7.3. Additional Conditions to Obligation of MJK.........................................................37

ARTICLE 8     ...................................................................................................38

TERMINATION, AMENDMENT AND WAIVER................................................................................38

         8.1. Termination........................................................................................38
         8.2. Amendment..........................................................................................39
         8.3. Waiver.............................................................................................39

ARTICLE 9     ...................................................................................................39

GENERAL PROVISIONS...............................................................................................39

         9.1. Notices............................................................................................39
         9.2. Interpretation.....................................................................................40
         9.3. Severability.......................................................................................40
         9.4. Miscellaneous......................................................................................41
         9.5. Non-Survival of Representations, Warranties and Covenants..........................................41
         9.6. Schedules..........................................................................................41
         9.7. Counterparts.......................................................................................41
         9.8. Third Party Beneficiaries..........................................................................41

                      AGREEMENT AND PLAN OF REORGANIZATION

         AGREEMENT AND PLAN OF REORGANIZATION dated March 25, 1999, by and between MJK HOLDINGS, INC., a Minnesota corporation ("MJK"), NM HOLDINGS, INC., a Minnesota corporation ("NM"), and NM MERGER CO., a Minnesota corporation and a wholly-owned subsidiary of NM ("Merger Sub").

                                   WITNESSETH:

         WHEREAS, the Boards of Directors of MJK and NM have determined that it is in the best interests of MJK and NM and their respective shareholders to consummate the merger (the "Merger") of Merger Sub, a newly-formed subsidiary of NM, with and into MJK with MJK as the surviving corporation;

         WHEREAS, MJK and NM desire that the Merger be made on the terms and subject to the conditions set forth in this Agreement and qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended; and

         WHEREAS, as a condition to the Merger, MJK requires that NM amend and restate its Second Restated Articles of Incorporation, as amended, to change the name of NM and to authorize additional shares of Common Stock.

         NOW, THEREFORE, in consideration of the representations, warranties and covenants contained herein, the parties hereto agree as follows:

                                   ARTICLE 1

                    DEFINITIONS AND PRELIMINARY TRANSACTIONS

1.1.     DEFINITIONS.

         As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

         AFFILIATE: as defined in Regulation 12b-2 promulgated under the Exchange Act, as such Regulation is in effect on the date hereof.

         ARTICLES OF MERGER: the Articles of Merger in substantially the form of Exhibit A hereto.

         CODE: the Internal Revenue Code of 1986, as amended, or any successor legislation.

         EFFECTIVE DATE: as defined in Section 2.1(e).

         EFFECTIVE TIME: as defined in Section 2.1(e).

         EXCHANGE ACT: the Securities Exchange Act of 1934, as amended.

         EXCHANGE RATIO: as defined in Section 2.2(a).

         GAAP: generally accepted accounting principles.

         IRS: the Internal Revenue Service.

         LIABILITIES: any and all debts, liabilities, accounts payable, Taxes, claims and other obligations, absolute or contingent, mature or not mature, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising (unless otherwise specified in this Agreement), including all costs and expenses relating thereto, and including, without limitation, those debts, liabilities and obligations arising under any law, rule, regulation, or any actual or threatened action, suit, proceeding or investigation by or before any court, any governmental or other regulatory or administrative agency or commission or any arbitration tribunal, any order or consent decrees of any governmental entity or any award of any arbitrator of any kind, and those arising under any contract, commitment or undertaking.

         MATERIAL ADVERSE EFFECT: with respect to an entity means any condition, event, change or occurrence, individually or collectively, that has had or may reasonably be expected to have a material adverse effect on the business, operations, results of operations or financial condition of such entity on a consolidated basis.

         MBCA: Minnesota Business Corporation Act, as amended.

         MERGER: as defined in the preambles of this Agreement.

         MJK SUBSIDIARY: as defined in Section 3.5.

         NEW ARTICLES: the third amended and restated articles of incorporation of NM in substantially the form of Exhibit B hereto which will be effective on or before the Effective Date.

         NM 10-K REPORTS: as defined in Section 4.4.

         NM 10-Q REPORTS: as defined in Section 4.4.

         NM BOARD: the Board of Directors of NM immediately prior to the Effective Date.

         NM COMMON STOCK: the Common Stock, par value $.04 per share, of NM, prior to the Effective Date.

         PROXY STATEMENT: as defined in Section 6.4.

         REGISTRATION RIGHTS AGREEMENT: means the agreement between the Surviving Corporation and certain shareholders of MJK attached as Exhibit C hereto.

         REQUISITE MJK SHAREHOLDER VOTE: as defined in Section 3.2.

         REQUISITE NM SHAREHOLDER VOTE: as defined in Section 4.2.

         SEC: the Securities and Exchange Commission.

         SERIES I CONVERTIBLE PREFERRED STOCK: Series I preferred stock of MJK Holdings, Inc. par value $7.85 per share.

         SECURITIES ACT: the Securities Act of 1933, as amended.

         SUBSIDIARY: with respect to any entity shall mean each corporation in which such entity owns directly or indirectly fifty percent (50%) or more of the voting securities of such corporation and shall, unless otherwise indicated, be deemed to refer to both direct and indirect subsidiaries of such entity.

         SURVIVING CORPORATION: as defined in Article 2.

         SURVIVING CORPORATION COMMON STOCK: the common stock, par value $.01 per share, of the Surviving Corporation.

         TAX OR TAXES: any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property or windfall profits taxes, environmental taxes, customs duties, capital stock, franchise, employees' income withholding, foreign or domestic withholding, social security, unemployment, disability, workers' compensation, employment-related insurance, real property, personal property, sales, use, transfer, value added, alternative or add-on minimum or other governmental tax, fee, assessment or charge of any kind whatsoever including any interest, penalties or additions to any Tax or additional amounts in respect of the foregoing.

                                   ARTICLE 2

                                     MERGER

         Subject to the satisfaction or waiver of the conditions set forth in
Article 7, at the Effective Time, (i) Merger Sub will merge with and into MJK,
(ii) MJK will become a wholly-owned subsidiary of NM, (iii) NM will file with the Minnesota Secretary of State the New Articles; and (iv) NM will change its name to a name acceptable to MJK. MJK, as a wholly-owned subsidiary of NM after giving effect to the Merger, shall be defined herein as the "Surviving Corporation." The Merger will be effected pursuant to the Articles of Merger and pursuant to the provisions of, and with the effect provided in Section 302A.641 of the MBCA.

         2.1. EFFECT OF MERGER.

         (a) From and after the Effective Time and until further amended in accordance with law, (i) the Articles of Incorporation of MJK as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation, and (ii) the Bylaws of MJK as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation. From and after the Effective Time, the directors and officers of the Surviving Corporation shall be the persons who were directors of MJK immediately prior to the Effective Time and the officers of MJK immediately prior to the Effective Time. These directors and officers of the Surviving Corporation shall hold office for the term specified in, and subject to the provisions contained in, the Articles of Incorporation and Bylaws of the Surviving Corporation and applicable law. If, at or after the Effective Time, a vacancy shall exist on the Board of Directors or in any of the offices of the Surviving Corporation, such vacancy shall be filled in the manner provided in the Articles of Incorporation and Bylaws of the Surviving Corporation.

         The initial Board of Directors of NM immediately after the Effective Time will consist of seven (7) members of which six (6) directors will be designated by MJK's Board of Directors immediately prior to the Effective Time and one (1) will be designated by NM's Board of Directors immediately prior to the Effective Time. Immediately after the Effective Time, the Board of Directors of NM will elect the officers of MJK immediately prior to the Effective Time as the officers of NM. The initial directors and officers of NM shall hold office for the term specified in, and subject to the provisions contained in, the New Articles and Bylaws of NM and applicable law. If, at or after the Effective Time, a vacancy shall exist on the Board of Directors or in any of the offices of NM, such vacancy shall be filled in the manner provided in the New Articles and Bylaws of NM.

         (b) At the Effective Time, the Surviving Corporation shall thereupon and thereafter be responsible and liable for all the liabilities, debts, duties, restrictions, disabilities and obligations of each of MJK and the Merger Sub, all without further action.

         (c) At the Effective Time, the Surviving Corporation shall thereupon and thereafter possess all the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of MJK and Merger Sub; all property, real, personal and mixed, and all debts due on whatever account, and all and every other interest, of or belonging to or due to each of MJK and Merger Sub, shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate or any interest therein, vested in MJK and Merger Sub shall not revert or be in any way impaired by reason of the Merger.

         (d) NM, Merger Sub and MJK, respectively, shall each use its best efforts to take all such action as may be necessary or appropriate to effectuate the Merger under the MBCA at the Effective Time. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all properties, rights, privileges, immunities, powers and franchises of either MJK or Merger Sub, the officers of the Surviving Corporation are fully authorized in the name of MJK and Merger Sub or otherwise to take, and shall take, all such lawful and necessary action.

         (e) Subject to the provisions of Articles 7 and 8 hereof, the closing (the "Closing") of the transactions contemplated hereby shall take place at such location, on such date (the "Closing Date") and at such time as MJK and NM mutually agree at the earliest practicable time after the satisfaction or waiver of the conditions in Article 7, but in no event later than ten (10) business days after all such conditions have been satisfied or waived, or on such other date as may be mutually agreed by the parties hereto. On the Closing Date, to effect the Merger, the parties hereto will cause the Articles of Merger to be filed with the Minnesota Secretary of State in accordance with the MBCA. Also on the Effective Date, the parties hereto will effect the other transactions contemplated hereby, including, if not previously filed, the filing of the New Articles with the Minnesota Secretary of State. The Merger, shall be effective when the Articles of Merger are filed with the Minnesota Secretary of State (the "Effective Time"). As used herein, the term "Effective Date" shall mean the date on which the Articles of Merger are filed with the Minnesota Secretary of State.

         2.2. EFFECT ON MJK CAPITAL STOCK AND MERGER SUB CAPITAL STOCK.

         To effectuate the Merger, and subject to the terms and conditions of this Agreement, at the Effective Time:

         (a) each issued and outstanding share of MJK Common Stock and Convertible Preferred Stock immediately prior to the Effective Time (other than shares to be extinguished pursuant to Section 2.2(c) below and Dissenting Shares as defined in Section 2.5 below) shall be converted into and exchangeable for
3.76378 share(s) (the "Exchange Ratio") of NM Common Stock (after giving effect to the adoption of the New Articles on the Effective Date as provided in Section
2.1 (a) above) and NM shall issue to holders of MJK Common Stock and Series I Convertible Preferred Stock shares of NM Common Stock based on the Exchange Ratio in exchange for such outstanding shares of MJK Common Stock and Series I Convertible Preferred Stock;

         (b) the Stock Option Plan of NM and all outstanding options to purchase shares of NM Common Stock issued pursuant to the NM Stock Option Plan shall be continued by NM;

         (c) each share of MJK Common Stock and Series I Convertible Preferred Stock issued and outstanding immediately prior to the Effective Time and owned by MJK, Merger Sub or NM shall be cancelled and extinguished without any conversion thereof and no payment shall be made with respect thereto; and

         (d) all issued and outstanding shares of common stock, $.01 par value, of the Merger Sub held by NM immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of the Surviving Corporation Common Stock.

         2.3. RIGHTS OF HOLDERS OF MJK CAPITAL STOCK.

         (a) On and after the Effective Date and until surrendered for exchange, each outstanding stock certificate which immediately prior to the Effective Date represented shares of MJK Common Stock and Series I Convertible Preferred Stock (except Dissenting Shares and shares extinguished pursuant to Section 2.2(a)) shall be deemed for all purposes, to evidence ownership of and to represent the number of whole shares of NM Common Stock into which such shares of MJK Common Stock and Series I Convertible Preferred Stock shall have been converted pursuant to Section 2.2(a) above, and the record holder of such outstanding certificate shall, after the Effective Date, be entitled to vote the shares of NM Common Stock into which such shares of MJK Common Stock and Series I Convertible Preferred Stock shall have been converted on any matters on which the holders of record of the NM Common Stock, as of any date subsequent to the Effective Date, shall be entitled to vote. In any matters relating to such certificates of MJK Common Stock and Series I Convertible Preferred Stock, NM may rely conclusively upon the record of shareholders maintained by MJK containing the names and addresses of the holders of record of MJK Common Stock and Series I Convertible Preferred Stock on the Effective Date.

         (b) On and after the Effective Date, NM shall reserve a sufficient number of authorized but unissued shares of NM Common Stock for issuance in connection with the conversion of MJK Common Stock and Series I Convertible Preferred Stock into NM Common Stock.

         (c) The Exchange Ratio set forth in Section 2.2(a) shall be adjusted equitably to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into MJK Common Stock or NM Common Stock), reorganization or other like change occurring after the date of this Agreement and prior to the Effective Time.

         2.4. PROCEDURE FOR EXCHANGE OF MJK COMMON STOCK AND SERIES I CONVERTIBLE PREFERRED STOCK.

         (a) After the Effective Date, holders of certificates theretofore evidencing outstanding shares of MJK Common Stock and Series I Convertible Preferred Stock (except Dissenting Shares and shares extinguished pursuant to Section 2.2(c)), upon surrender of such certificates to the Secretary of NM, shall be entitled to receive certificates representing the number of whole shares of NM Common Stock into which shares of MJK Common Stock and Series I Convertible Preferred Stock theretofore represented by the certificates so surrendered shall have been converted as provided in Section 2.2(a) hereof. NM shall not be obligated to deliver the consideration to which any former holder of shares of MJK Common Stock and Series I Convertible Preferred Stock is entitled as a result of the Merger until such holder surrenders the certificate or certificates representing such shares. Upon surrender, each certificate evidencing MJK Common Stock and Series I Convertible Preferred Stock shall be canceled. If there is a transfer of MJK Common Stock ownership which is not registered in the transfer records of MJK, a certificate representing the proper number of shares of NM Common Stock may be issued to a person other than the person in whose name the certificate so surrendered is registered if: (i) upon presentation to NM, such certificate shall be properly endorsed or otherwise be in proper form for transfer, (ii) the person requesting such payment shall pay any transfer or other taxes required by reason of the issuance of shares of NM Common Stock to a person other than the registered holder of such certificate or establish to the reasonable satisfaction of NM that such tax has been paid or is not applicable, and (iii) the issuance of such NM Common Stock shall not, in the sole discretion of NM, violate the requirements of the Regulation D "safe harbor" of the Securities Act with respect to the private placement of NM Common Stock that will result from the Merger.

         (b) No fractional shares of NM Common Stock shall be issued in exchange for shares of MJK Common Stock and Series I Convertible Preferred Stock. In lieu thereof, NM shall pay to the owner thereof cash equal to the pro rata market price of a share of NM Common Stock based on the closing sales price of the NM Common Stock on the Effective Date as reported on the NASDAQ Small Cap Market as published by THE WALL STREET JOURNAL.

         (c) All shares of NM Common Stock issued upon the surrender for exchange of MJK Common Stock and Series I Convertible Preferred Stock in accordance with the above terms and conditions shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of MJK Common Stock and Series I Convertible Preferred Stock.

         (d) In the event any certificate for MJK Common Stock or Series I Convertible Preferred Stock shall have been lost, stolen or destroyed, NM shall issue and pay in exchange for such lost, stolen or destroyed certificate, upon the making of an affidavit of that fact by the holder thereof, such shares of the NM Common Stock and cash for fractional shares, if any, as may be required pursuant to this Agreement; provided, however, that NM, in its discretion and as a condition precedent to the issuance and payment thereof, may require the owner of such lost, stolen or destroyed certificate to deliver a bond in such sum as it may direct as indemnity against any claim that may be made against NM or any other party with respect to the certificate alleged to have been lost, stolen or destroyed.

         2.5. DISSENTING SHARES.

         (a) Notwithstanding anything in this Agreement to the contrary, if
Section 302A.471 of the MBCA shall be applicable to the Merger, shares of MJK Common Stock and Series I Convertible Preferred Stock that are issued and outstanding immediately prior to the Effective Time and which are held by shareholders who have not voted such shares in favor of the Merger, who shall have delivered, prior to any vote on the Merger, a written demand for the fair value of such shares in the manner provided in Section 302A.473 of the MBCA and who, as of the Effective Time, shall not have effectively withdrawn or lost such right to dissenters' rights ("Dissenting Shares") shall not be converted into or represent a right to receive shares of NM Common Stock pursuant to Section 2.2(a) above, but the holders thereof shall be entitled only to such rights as are granted by Section 302A.473 of the MBCA. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to Sections 302A.471 and 302A.473 of the MBCA shall receive payment therefor from the Surviving Corporation in accordance with the MBCA; provided, however, that if any such holder of Dissenting Shares shall have effectively withdrawn such holder's demand for appraisal of such shares or lost such holder's right to appraisal and payment of such shares under Section 302A.473 of the MBCA, such holder or holders (as the case may be) shall forfeit the right to appraisal of such shares and each such share shall thereupon be deemed to have been canceled, extinguished and converted, as of the Effective Time, into and represent the right to receive payment from NM of shares of NM Common Stock as provided in
Section 2.2(a) above.

         (b) If the holder of any shares of MJK Common Stock or Series I Convertible Preferred Stock shall become entitled to receive payment for such shares pursuant to Sections 302A.471 and 302A.473 of the MBCA and this Section 2.5, such payment shall be made by the Surviving Corporation in accordance with this Section 2.5.

                                   ARTICLE 3

                      REPRESENTATIONS AND WARRANTIES OF MJK

    MJK hereby represents and warrants to NM as follows:

         3.1. ORGANIZATION AND QUALIFICATION.

         MJK is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota, and has the requisite corporate power to carry on its business as now conducted. Each of the MJK Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation. The copies of the Articles and Bylaws of MJK which have been made available to NM prior to the date of this Agreement are correct and complete copies of such documents as in effect as of the date of this Agreement. As used in this Agreement, the term "Articles" with respect to any corporation shall mean those instruments that at that time constitute its articles of incorporation as filed or recorded under the general corporation or other applicable law of the jurisdiction of its incorporation or organization, including the articles or certificate of incorporation and any and all amendments thereto. Each of MJK and the MJK Subsidiaries is licensed or qualified to do business in every jurisdiction in which the nature of its business or its ownership of property requires it to be licensed or qualified, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on MJK or any MJK Subsidiary. Miller, Johnson & Kuehn, Incorporated is duly licensed as a broker dealer under the Exchange Act and all applicable state securities laws, and is a member in good standing of the National Association of Securities Dealers, Inc.

         3.2. AUTHORITY RELATIVE TO THIS AGREEMENT; NON-CONTRAVENTION.

         MJK has the requisite corporate power and authority to enter into this Agreement and the Articles of Merger and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Articles of Merger by MJK and the consummation by MJK of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of MJK and, except for approval of this Agreement and the Merger by the requisite vote of MJK's shareholders, no other corporate proceedings on the part of MJK are necessary to authorize the execution and delivery of this Agreement, the Articles of Merger and the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by MJK and, assuming it is a valid and binding obligation of NM, constitutes a valid and binding obligation of MJK enforceable in accordance with its terms except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally. The Articles of Merger, when executed and delivered by MJK, will constitute the valid and binding obligation of MJK, enforceable in accordance with its terms. Except as set forth in
Schedule 3.2, neither MJK nor any of the MJK Subsidiaries is subject to, or obligated under, any provision of (a) its Articles or Bylaws, (b) any agreement, arrangement or understanding, (c) any license, franchise or permit or (d) subject to obtaining the approvals referred to in the next sentence, any law, regulation, order, judgment or decree, which would conflict with, be breached or violated, or in respect of which a right of termination or acceleration or any security interest, charge or encumbrance on any of its assets would be created, by the execution, delivery or performance of this Agreement, the Articles of Merger, or the consummation of the transactions contemplated hereby or thereby, other than any such conflicts, breaches, violations, rights of termination or acceleration or security interests, charges or encumbrances which, in the aggregate, could not reasonably be expected to result in a Material Adverse Effect on MJK or any MJK Subsidiary. Except for (a) the approval of the Merger, the Articles of Merger and this Agreement by a requisite vote of the shareholders of MJK (the "Requisite MJK Shareholder Vote"), (b) approvals under applicable Blue Sky laws, (c) the filing of the Articles of Merger with the Minnesota Secretary of State in accordance with the MBCA, and (d) such filings, authorizations or approvals as may be set forth in Schedule 3.2, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of MJK or any of the MJK Subsidiaries for the consummation by MJK of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make the same will not, in the aggregate, have a Material Adverse Effect on MJK or any MJK Subsidiary or adversely affect the consummation of the transactions contemplated hereby.

         3.3. CAPITALIZATION.

         The authorized, issued and outstanding shares of capital stock of MJK as of the date hereof is correctly set forth on Schedule 3.3. The issued and outstanding shares of capital stock of MJK are duly authorized, validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights. MJK has no other equity securities or securities containing any equity features authorized, issued or outstanding. Except as set forth in
Schedule 3.3 hereto, there are no agreements or other rights or arrangements existing which provide for the sale or issuance of capital stock by MJK and there are no rights, subscriptions, warrants, options, conversion rights or agreements of any kind outstanding to purchase or otherwise acquire from MJK any shares of capital stock or other securities of MJK of any kind. Except as set forth on Schedule 3.3, there are no agreements or other obligations (contingent or otherwise) which may require MJK to repurchase or otherwise acquire any shares of its capital stock.

         3.4. FINANCIAL STATEMENTS AND NASD REPORTS.

         Prior to the execution of this Agreement, MJK has delivered or made available to NM complete and accurate copies of MJK's audited financial statements for the year ended March 31, 1998, unaudited balance sheets and income statements at and for the quarterly periods ended June 30, September 30 and December 31, 1998 (the "Financial Statements"), and Miller, Johnson & Kuehn, Incorporated's Focus Reports for the year ended March 31, 1998 and the monthly periods from April 1, 1998 to the date of this Agreement as filed with the NASD. As of their respective date, or as subsequently amended prior to the date hereof, such documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) as to the Focus Reports, complied as to form in all material respects with the applicable rules and regulations of the SEC and the NASD. The Financial Statements are based upon the information contained in the books and records of MJK and fairly present the financial condition of MJK as of the dates thereof and results of operations for the periods referred to therein. The audited Financial Statements have been prepared in accordance with GAAP. The unaudited Financial Statements have been prepared in accordance with GAAP applicable to unaudited interim financial statements (and thus may not contain all notes and may not contain prior period comparative data which are required to be prepared in accordance with GAAP) consistently with the audited Financial Statements and reflect all adjustments necessary to a fair statement of the results for the interim periods presented.

         3.5. SUBSIDIARIES.

         Schedule 3.5 correctly sets forth the name and jurisdiction of incorporation of each Subsidiary of MJK (each a "MJK Subsidiary" and collectively the "MJK Subsidiaries"). Except as disclosed on Schedule 3.5, all of the issued and outstanding shares of capital stock of each

MJK Subsidiary are owned directly or indirectly by MJK free and clear of any options, lien, pledge, security interest, encumbrance or charge of any kind. All of the outstanding shares of capital stock of each MJK Subsidiary have been duly and validly authorized and issued, and are fully paid and nonassessable. Except as set forth in Schedule 3.5, MJK does not own any stock, partnership interest, joint venture interest or any other security or ownership interest issued by any other corporation, organization or entity.

         3.6. LITIGATION.

         As of the date hereof, there are no actions, suits, proceedings, orders or investigations pending or, to the knowledge of MJK, threatened against MJK, at law or in equity, or before or by any federal, state or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign which challenges or seeks to make illegal or to delay or otherwise directly or indirectly to restrain or prohibit the consummation of the transactions contemplated hereby or seeks to obtain material damages in connection with the transactions contemplated hereby. As used in this Agreement, the phrase "to the knowledge of," or words of similar import, with respect to an entity means to the knowledge of management officials of such entity having responsibility for the matter in question.

         3.7. NO BROKERS OR FINDERS.

         Except as disclosed on Schedule 3.7, there are no claims for brokerage commissions, finders' fees, investment advisory fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement, understanding, commitment or agreement made by or on behalf of MJK or any of the MJK Subsidiaries.

         3.8. ABSENCE OF UNDISCLOSED LIABILITIES.

         Except as reflected in the unaudited balance sheet of MJK dated December 31, 1998 (the "Latest Balance Sheet Date"), MJK has no liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, whether known or unknown, and regardless of when asserted) arising out of transactions or events heretofore entered into, or any action or inaction, or any state of facts existing, with respect to or based upon transactions or events heretofore occurring, except (i) liabilities which have arisen after the Latest Balance Sheet Date in the ordinary course of business (none of which is a material uninsured liability for breach of contract, breach of warranty, tort, infringement, claim or lawsuit), or (ii) as otherwise set forth in Schedule 3.8 attached hereto.

         3.9. NO MATERIAL ADVERSE CHANGES.

         Since the Latest Balance Sheet Date, there has been no material adverse change in the assets, financial condition, operating results, customer, employee or supplier relations, or business condition of MJK.

         3.10. LEASED PREMISES.

         (a) Neither MJK nor any MJK Subsidiary owns any real property. The real property demised to MJK or any MJK Subsidiary by the leases (the "Leases") described in Schedule 3.10 hereto constitutes all of the real property used or occupied by MJK (the "Real Property").

         (b) The Leases are in full force and effect, and MJK or the applicable MJK Subsidiary holds a valid and existing leasehold interest under each of the Leases for the term set forth in Schedule 3.10 hereto. To MJK's knowledge, neither MJK nor any MJK Subsidiary is in default, and to MJK's knowledge no circumstances exist which, if unremedied, would, either with or without notice or the passage of time or both, result in such default under any of the Leases; nor, to the knowledge of MJK, is any other party to any of the Leases in default.

         (c) Each of the tangible properties and tangible assets reflected on the Latest Balance Sheet or acquired since the date thereof, free and clear of all liens and encumbrances, except for (i) liens for current taxes not yet due and payable, (ii) liens set forth in Schedule 3.10 hereto, (iii) the properties subject to the Leases, (iv) assets disposed of since the date of the Latest Balance Sheet in the ordinary course of business, (v) liens imposed by law and incurred in the ordinary course of business for obligations not yet due to carriers, warehousemen, laborers and materialmen and (vi) liens in respect of pledges or deposits under workers' compensation laws.

         3.11. TAX MATTERS.

         (a) To MJK's knowledge, MJK and each MJK Subsidiary have, individually or on a consolidated basis: (i) timely filed (or has had timely filed on its behalf) all returns, declarations, reports, estimates, information returns, and statements ("Returns") required to be filed or sent by it in respect of any Taxes or required to be filed or sent by it by any taxing authority having jurisdiction; (ii) timely and properly paid (or has had paid on its behalf) all Taxes shown to be due and payable on such Returns; (iii) established on its Latest Balance Sheet, in accordance with GAAP, reserves that are adequate for the payment of any Taxes not yet due and payable; (iv) complied with all applicable laws, rules, and regulations relating to the withholding of Taxes and the payment thereof (including, without limitation, withholding of Taxes under Sections 1441 and 1442 of the Internal Revenue Code of 1986, as amended (the "Code"), or similar provisions under any foreign laws), and timely and properly withheld from individual employee wages and paid over to the proper governmental authorities all amounts required to be so withheld and paid over under all applicable laws.

         (b) To MJK's knowledge, there are no liens for Taxes upon any assets of MJK or of any MJK Subsidiary, except liens for Taxes not yet due.

         (c) No deficiency for any Taxes has been proposed, asserted or assessed against MJK or any MJK Subsidiary that has not been resolved and paid in full or is hereby contested in good faith. Except as disclosed in Schedule 3.11, no waiver, extension or comparable consent given by MJK or any MJK Subsidiary regarding the application of the statute of limitations with respect to any Taxes or Returns is outstanding, nor is any request for any such waiver or consent pending. Except as disclosed in Schedule 3.11, there has been no Tax audit or other administrative proceeding or court proceeding with regard to any Taxes or Returns, nor is any such Tax audit or other proceeding pending, nor has there been any notice to MJK or any MJK Subsidiary by any Taxing authority regarding any such Tax, audit or other proceeding, or, to the knowledge of MJK, is any such Tax audit or other proceeding threatened with regard to any Taxes or Returns. MJK does not expect the assessment of any additional Taxes of MJK or any MJK Subsidiary for any period prior to the date hereof and is not aware of any unresolved questions, claims or disputes concerning the liability for Taxes of MJK or any MJK Subsidiary which would exceed the estimated reserves established on their respective books and records.

         (d) Except as set forth on Schedule 3.11, neither MJK nor any MJK Subsidiary is a party to any agreement, contract or arrangement that would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code and the consummation of the transactions contemplated by this Agreement will not be a factor causing payments to be made by MJK or any MJK Subsidiary that are not deductible (in whole or in part) under Section 280G of the Code.

         (e) Except as set forth on Schedule 3.11, neither MJK nor any MJK Subsidiary has requested any extension of time within which to file any Return, which Return has not since been filed.

         3.12. CONTRACTS AND COMMITMENTS.

         (a) Schedule 3.12 hereto lists the following agreements, whether oral or written, to which MJK or, where expressly referred to herein, an MJK Subsidiary is a party, which are currently in effect, and which relate to the operation of MJK's business or, where applicable, the business of the applicable MJK Subsidiary: (i) collective bargaining agreement or contract with any labor union; (ii) bonus, pension, profit sharing, retirement or other form of deferred compensation plan; (iii) hospitalization insurance or other welfare benefit plan or practice, whether formal or informal; (iv) stock purchase or stock option plan; (v) contract for the employment of any officer, individual employee or other person on a full-time or consulting basis or relating to severance pay for any such person; (vi) confidentiality agreement; (vii) contract, agreement or understanding relating to the voting of MJK Common Stock or the election of directors of MJK; (viii) agreement or indenture relating to the borrowing of money or to mortgaging, pledging or otherwise placing a lien on any of the assets of MJK or any MJK Subsidiary; (ix) guaranty of any obligation for borrowed money or otherwise; (x) lease or agreement under which MJK or any MJK Subsidiary is lessee of, or holds or operates any property, real or personal, owned by any other party, for which the annual rental exceeds $150,000; (xi) lease or agreement under which MJK or any MJK Subsidiary is lessor of, or permits any third party to hold or operate, any property, real or personal, for which the annual rental exceeds $100,000; (xii) contract which prohibits MJK or any MJK Subsidiary from freely engaging in business anywhere in the world;
(xiii) license agreement or agreement providing for the payment or receipt of royalties or other compensation by MJK or any MJK Subsidiary in connection with the intellectual property rights listed in Schedule 3.13 hereto; (xiv) contract or commitment for capital expenditures in excess of $100,000; (xv) agreement for the sale of any capital asset; (xvi) contract with any MJK Subsidiary or affiliate thereof which in any way relates to MJK (other than for employment on customary terms); or (xxii) other agreement which is either material to MJK's business or was not entered into in the ordinary course of business.

         (b) To MJK's knowledge, MJK and each MJK Subsidiary, where applicable, have performed all obligations required to be performed by them in connection with the contracts or commitments required to be disclosed in Schedule 3.12 hereto and are not in receipt of any claim of default under any contract or commitment required to be disclosed under such caption; MJK and each MJK Subsidiary, where applicable, have no present expectation or intention of not fully performing any material obligation pursuant to any contract or commitment required to be disclosed under such caption; and MJK has no knowledge of any breach or anticipated breach by any other party to any contract or commitment required to be disclosed under such caption.

         3.13. INTELLECTUAL PROPERTY RIGHTS.

         Schedule 3.13 hereto describes all rights in patents, patent applications, trademarks, service marks, trade names, corporate names, copyrights, mask works, trade secrets, know-how or other intellectual property rights owned by, licensed to or otherwise controlled by MJK or used in, developed for use in or necessary to the conduct of MJK's business as now conducted or planned to be conducted. MJK owns and possesses all right, title and interest, or holds a valid license, in and to the rights set forth in such schedule. Schedule 3.13 describes all intellectual property rights which have been licensed to third parties and those intellectual property rights which are licensed from third parties. MJK has taken all necessary action to protect the intellectual property rights set forth in such schedule. MJK has not received any notice of, nor are there any facts known to MJK which indicate a likelihood of, any infringement or misappropriation by, or conflict from, any third party with respect to the intellectual property rights which are listed; no claim by any third party contesting the validity of any intellectual property rights listed in Schedule 3.13 hereto has been made, is currently outstanding or, to the best knowledge of MJK, is threatened; MJK has not received any notice of any infringement, misappropriation or violation by MJK of any intellectual property rights of any third parties and MJK has not infringed, misappropriated or otherwise violated any such intellectual property rights.

         3.14. EMPLOYEES.

         (a) To the knowledge of MJK, neither any executive employee of MJK nor any group of MJK's employees has any plans to terminate his, her or its employment; (b) to the knowledge of MJK, MJK has complied with all laws relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of social security and other taxes; (c) MJK has no material labor relations problem pending and its labor relations are satisfactory; (d) there are no workers' compensation claims pending against MJK nor is MJK aware of any facts that would give rise to such a claim; (e) to the knowledge of MJK, no employee of MJK is subject to any secrecy or noncompetition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such employee to carry out fully all activities of such employee in furtherance of the business of MJK; and (f) to the knowledge of MJK, no employee or former employee of MJK has any claim with respect to any intellectual property rights of MJK set forth in Schedule 3.13 hereto.

         3.15. EMPLOYEE BENEFIT PLANS.

         (a) Except as set forth in Schedule 3.15 hereto, with respect to all employees and former employees of MJK and each MJK Subsidiary and all dependents and beneficiaries of such employees and former employees, (i) MJK does not maintain or contribute to any nonqualified deferred compensation or retirement plans, contracts or arrangements; (ii) MJK does not maintain or contribute to any qualified defined contribution plans (as defined in Section 3(34) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or
Section 414(i) of the Code; (iii) MJK does not maintain or contribute to any qualified defined benefit plans (as defined in Section 3(35) of ERISA or Section 414(j) of the Code); and (iv) MJK does not maintain or contribute to any employee welfare benefit plans (as defined in Section 3(1) of ERISA).

         (b) To the extent required (either as a matter of law or to obtain the intended tax treatment and tax benefits), all employee benefit plans (as defined in Section 3(3) of ERISA) which MJK does maintain or to which it does contribute (collectively, the "Plans") comply in all material respects with the requirements of ERISA and the Code. With respect to the Plans, (i) all required contributions which are due have been made and a proper accrual has been made for all contributions due in the current fiscal year; (ii) there are no actions, suits or claims pending, other than routine uncontested claims for benefits; and
(iii) there have been no prohibited transactions (as defined in Section 406 of ERISA or Section 4975 of the Code).

         (c) MJK does not contribute (and has not ever contributed) to any multi-employer plan, as defined in Section 3(37) of ERISA. MJK has no actual or potential liabilities under Section 4201 of ERISA for any complete or partial withdrawal from a multi-employer plan. MJK has no actual or potential liability for death or medical benefits after separation from employment, other than (i) death benefits under the employee benefit plans or programs (whether or not subject to ERISA) set forth in Schedule 3.15 hereto and (ii) health care continuation benefits described in Section 4980B of the Code.

         (d) Neither MJK nor any of its directors, officers, employees or other "fiduciaries", as such term is defined in Section 3(21) of ERISA, has committed any breach of fiduciary responsibility imposed by ERISA or any other applicable law with respect to the Plans which would subject MJK, NM, Merger Sub, the Surviving Corporation, or any of their respective directors, officers or employees to any liability under ERISA or any applicable law.

         (e) MJK has not incurred any liability for any tax or civil penalty or any disqualification of any employee benefit plan (as defined in Section 3(3) of ERISA) imposed by Sections 4980B and 4975 of the Code and Part 6 of Title I and
Section 502(i) of ERISA.

         3.16. INSURANCE.

         Schedule 3.16 hereto, lists and briefly describes each insurance policy maintained by MJK and each MJK Subsidiary with respect to MJK's and such MJK Subsidiary's properties, assets and operations and sets forth the date of expiration of each such insurance policy. All of such insurance policies are in full force and effect and are issued by insurers of recognized responsibility. To the knowledge of MJK, MJK and each MJK Subsidiary are not in default with respect to their respective obligations under any of such insurance policies.

         3.17. AFFILIATE TRANSACTIONS.

         Except as set forth in Schedule 3.17 hereto, and other than pursuant to this Agreement, no officer, director or employee of MJK , any MJK Subsidiary or any member of the immediate family of any such officer, director or employee, or any entity in which any of such persons owns any beneficial interest (other than any publicly-held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than five percent of the stock of which is beneficially owned by any of such persons) (collectively "insiders"), has any agreement with MJK or any MJK Subsidiary (other than normal employment arrangements) or any interest in any property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of MJK or any MJK Subsidiary (other than ownership of capital stock of MJK). None of the insiders has any direct or indirect interest in any competitor, supplier or customer of MJK or any MJK Subsidiary or in any person, firm or entity from whom or to whom MJK or any MJK Subsidiary leases any property, or in any other person, firm or entity with whom MJK or any MJK Subsidiary transacts business of any nature. For purposes of this Section 3.17, the members of the immediate family of an officer, director or employee shall consist of the spouse, parents, children and siblings of such officer, director or employee.

         3.18. COMPLIANCE WITH LAWS; PERMITS.

         (a) To the knowledge of MJK, MJK, each MJK Subsidiary and their respective officers, directors, agents and employees have complied in all material respects with all applicable laws, regulations and other requirements, including, but not limited to, federal, state, local and foreign laws, ordinances, rules, regulations and other requirements pertaining to equal employment opportunity, employee retirement, affirmative action and other hiring practices, occupational safety and health, workers' compensation, unemployment and building and zoning codes, which materially affect the business of MJK or each MJK Subsidiary and to which MJK or any MJK Subsidiary may be subject, and no claims have been filed against MJK or any MJK Subsidiary alleging a violation of any such laws, regulations or other requirements. MJK is not relying on any exemption from or deferral of any such applicable law, regulation or other requirement that would not be available to NM after it acquires MJK's properties, assets and business.

         (b) MJK has, in full force and effect, all licenses, permits and certificates, from federal, state, local and foreign authorities (including, without limitation, federal and state agencies regulating occupational health and safety) necessary to conduct its business and operate its properties (other than Environmental Permits, as such term is defined in Section 3.19 hereof) (collectively, the "Permits"). A true, correct and complete list of all the Permits is set forth in Schedule 3.18 hereto. To the knowledge of MJK, MJK has conducted its business in compliance with all material terms and conditions of the Permits.

         (c) In particular, but without limiting the generality of the foregoing, MJK has not violated and has no liability, and has not received a notice or charge asserting any violation of or liability under, the federal Occupational Safety and Health Act of 1970 or any other federal or state acts (including rules and regulations thereunder) regulating or otherwise affecting employee health and safety.

         3.19. ENVIRONMENTAL MATTERS.

         (a) As used in this Section 3.19, the following terms shall have the following meanings:

                         (i) "Hazardous Materials" means any dangerous, toxic or hazardous pollutant, contaminant, chemical, waste, material or substance as defined in or governed by any federal, state or local law, statute, code, ordinance, regulation, rule or other requirement relating to such substance or otherwise relating to the environment or human health or safety, including without limitation any waste, material, substance, pollutant or contaminant that might cause any injury to human health or safety or to the environment or might subject MJK or any MJK Subsidiary to any imposition of costs or liability under any Environmental Law.

                         (ii) "Environmental Laws" means all applicable federal, state, local and foreign laws, rules, regulations, codes, ordinances, orders, decrees, directives, permits, licenses and judgments relating to pollution, contamination or protection of the environment (including, without limitation, all applicable federal, state, local and foreign laws, rules, regulations, codes, ordinances, orders, decrees, directives, permits, licenses and judgments relating to Hazardous Materials in effect as of the date of this Agreement).

                         (iii) "Release" shall mean the spilling, leaking, disposing, discharging, emitting, depositing, ejecting, leaching, escaping or any other release or threatened release, however defined, whether intentional or unintentional, of any Hazardous Material.

         (b) To the knowledge of MJK, MJK, each MJK Subsidiary and the Real Property are in material compliance with all applicable Environmental Laws.

         (c) MJK and each MJK Subsidiary have obtained, and maintained in full force and effect, all environmental permits, licenses, certificates of compliance, approvals and other authorizations necessary to conduct its business (collectively, the "Environmental Permits"). MJK and each MJK Subsidiary have conducted their respective business in compliance with all terms and conditions of the Environmental Permits. To the knowledge of MJK, MJK and each MJK Subsidiary have filed all reports and notifications required to be filed under and pursuant to all applicable Environmental Laws.

         (d) Except as set forth in Schedule 3.19 hereto, neither MJK nor any MJK Subsidiary has received notice alleging in any manner that MJK or such MJK Subsidiary is, or might be potentially responsible for any Release of Hazardous Materials, or any costs arising under or violation of Environmental Laws.

         (e) No expenditure will be required in order for NM, Merger Sub or the Surviving Corporation to comply with any Environmental Laws in effect at the time of the Closing in connection with the operation or continued operation of the business in order to operate or continue operation of the business of MJK, any MJK Subsidiary or the Real Property in a manner consistent with the current operation thereof by MJK and the MJK Subsidiaries.

         (f) MJK and each MJK Subsidiary are not and have not been listed on the United States Environmental Protection Agency National Priorities List of Hazardous Waste Sites, or any other list, schedule, law, inventory or record of hazardous or solid waste sites maintained by any federal, state or local agency.

         (g) No lien has been attached or filed against MJK, any MJK Subsidiary or the Real Property in favor of any governmental or private entity for (i) any liability or imposition of costs under or violation of any applicable Environmental Law; or (ii) any Release of Hazardous Materials.

         (h) MJK, on behalf of itself and its successors and assigns, hereby waives, releases and agrees not to bring any claim, demand, cause of action or proceeding, including without limitation any cost recovery action, against NM, Merger Sub or the Surviving Corporation under any Environmental Law.

         3.20. YEAR 2000 COMPLIANCE.

         MJK has no reason to believe that all software and hardware used by MJK or any MJK Subsidiary is not Year 2000 Compliant, including date century recognition, calculations which accommodate same century and multi-century formulas and date values that reflect the century. As used herein, "Year 2000 Compliant" shall mean the ability of such software and hardware to (i) consistently handle date information before, during and after January 1, 2000, including but not limited to accepting date input, providing date output, and performing calculations on dates or portions of dates; (ii) function accurately in accordance with all documentation without interruption before, during and after January 1, 2000, without any change of operations associated with the advent of the new century; (iii) respond to two-digit date input in a way that resolves any ambiguity as to century in a disclosed, defined and predetermined manner; and (iv) store and provide output of date information in ways that are unambiguous as to century.

         3.21. ABSENCE OF CERTAIN DEVELOPMENTS.

         Since the Latest Balance Sheet Date, MJK has not:

         (a) borrowed any amount or incurred or become subject to any liability in excess of $100,000, except (i) current liabilities incurred in the ordinary course of business and (ii) liabilities under contracts entered into in the ordinary course of business;

         (b) mortgaged, pledged, or subjected to any lien, charge or any other encumbrance, any of its assets with a fair market value in excess of $150,000, except (i) liens for current property taxes not yet due and payable, (ii) liens imposed by law and incurred in the ordinary course of business for obligations not yet due to carriers, warehousemen, laborers, materialmen and the like, (iii) liens in respect of pledges or deposits under workers' compensation laws, (iv) liens set forth in Schedule 3.21 attached hereto, or (v) liens voluntarily created in the ordinary course of business, all of which liens aggregate less than $100,000;

         (c) declared or paid any dividends or other distributions with respect to any shares of MJK's capital stock or redeemed or purchased, directly or indirectly, any shares of MJK's capital stock or any options;

         (d) issued, sold or transferred any of its equity securities, securities convertible into or exchangeable for its equity securities or warrants, options or other rights to acquire its equity securities, or any bonds or debt securities, except as otherwise described in Schedule 3.21 hereto; or

         (e) made any change in accounting principles or practices from those utilized in the preparation of the Financial Statements.

         3.22. DISCLOSURE.

         The representations and warranties of MJK contained in this Agreement are true and correct in all material respects, and such representations and warranties do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. There is no fact known to MJK which has not been disclosed to NM pursuant to this Agreement, the Schedules hereto, the MJK Focus Reports, all taken together as a whole, which has had or could reasonably be expected to have a Material Adverse Effect on MJK or any MJK Subsidiary or materially adversely affect the ability of MJK to consummate in a timely manner the transactions contemplated hereby.

                                   ARTICLE 4

                      REPRESENTATIONS AND WARRANTIES OF NM

         NM hereby represents and warrants to MJK as follows:

         4.1. ORGANIZATION AND QUALIFICATION.

         NM is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota, and has the requisite corporate power to carry on its business as now conducted. NM has no Subsidiaries. The copies of the Articles and Bylaws of NM and Merger Sub which have been made available to MJK on or prior to the date of this Agreement are correct and complete copies of such documents as in effect as of the date of this Agreement. NM is licensed or qualified to do business in every jurisdiction which the nature of its business or its ownership of property requires it to be licensed or qualified, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on NM.

         4.2. AUTHORITY RELATIVE TO THIS AGREEMENT; NON-CONTRAVENTION.

         Each of NM and Merger Sub has the requisite corporate power and authority to enter into this Agreement, the Articles of Merger and the other agreements described herein to which it is or will be a party and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement, the Articles of Merger by NM and Merger Sub and the other agreements described herein, and the consummation by NM and Merger Sub of the transactions contemplated hereby and thereby have been duly authorized by the Boards of Directors of NM and Merger Sub. Except for approval of this Agreement, the Merger and NM's New Articles by the requisite vote of NM's shareholders, no other corporate proceedings on the part of NM or Merger Sub are necessary to authorize the execution and delivery of this Agreement, the Articles of Merger and the New Articles and the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by NM and Merger Sub and, assuming it is a valid and binding obligation of MJK, constitutes a valid and binding obligation of NM and Merger Sub enforceable in accordance with its terms except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally. The Articles of Merger, when executed and delivered by Merger Sub, will constitute the valid and binding obligation of Merger Sub enforceable in accordance with its terms. Except as set forth in
Schedule 4.2, NM is not subject to, nor obligated under, any provision of (a) its Articles or Bylaws, (b) any agreement, arrangement or understanding, (c) any license, franchise or permit, nor (d) subject to obtaining the approvals referred to in the next sentence, any law, regulation, order, judgment or decree, which would conflict with, be breached or violated, or in respect of which a right of termination or acceleration or any security interest, charge or encumbrance on any of its assets would be created, by the execution, delivery or performance of this Agreement and the Articles of Merger, or the consummation of the transactions contemplated hereby or thereby, other than any such conflicts, breaches, violations, rights of termination or acceleration or security interests, charges or encumbrances which, in the aggregate, could not reasonably be expected to have a Material Adverse Effect on NM. Except for (a) the filings, notices, consents and approvals described in Section 3.2 hereof, (b) approval of the Merger, this Agreement and NM's New Articles by the requisite vote of the shareholders of NM (the "Requisite NM Shareholder Vote"), (c) the filing of the Articles of Merger and the New Articles with the Minnesota Secretary of State, and (d) such filings, authorizations or approvals as may be set forth in
Schedule 4.2, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of NM for the consummation by NM or Merger Sub of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make the same will not, in the aggregate, have a Material Adverse Effect on NM or Merger Sub.

         4.3. CAPITALIZATION.

         The authorized, issued and outstanding shares of capital stock of each of NM and Merger Sub as of the date hereof is correctly set forth on Schedule
4.3. The issued and outstanding shares of capital stock of each of NM and Merger Sub are duly authorized, validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights. Except as disclosed on
Schedule 4.3, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating NM or Merger Sub to issue, sell, purchase or redeem any shares of its capital stock or securities or obligations of any kind convertible into or exchangeable for any shares of its capital stock. Schedule 4.3 contains true and correct copies of all such agreements, arrangements (including all stock plans, but excluding individual stock option agreements) or commitments. The outstanding shares of NM Common Stock have been listed for trading on the NASDAQ-Small Cap market system.

         4.4. EXCHANGE ACT REPORTS.

         Prior to the Closing Date, NM has delivered or made available to MJK complete and accurate copies of (a) NM's Annual Reports on Form 10-K (as amended) for the years ended December 31, 1996 and 1997 (the "NM 10-K Reports") as filed with the SEC, (b) all NM proxy statements and annual reports to shareholders used in connection with meetings of NM shareholders held since January 1, 1996 other than the Proxy Statement described in Section 4.10 below (the "NM Proxy Statements"); (c) NM's Quarterly Reports on Form 10-Q (as amended) for the quarters ended March 31, June 30, and September 30, 1998 (the "NM 10-Q Reports") as filed with the SEC; and (d) all current reports on Form 8-K filed with the SEC after September 30, 1998 (the "NM 8-K Reports"). As of their respective dates or as subsequently amended prior to the date hereof, such documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with the applicable rules and regulations of the SEC. Since January 1, 1995, NM has filed in a timely manner all reports that it was required to file with the SEC pursuant to Section 13(a), 14(a), 14(c) and 15(d) of the Exchange Act. The aforementioned NM financial statements (including footnotes thereto) contained in the NM 10-K Reports and the NM 10-Q Reports were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as otherwise noted therein) are based upon the information contained in the books and records of NM and fairly present the financial condition of NM as of the dates thereof and results of operations for the periods referred to therein. NM's audited financial statements as set forth in the NM 10-K Reports and NM Proxy Statements have been prepared in accordance with GAAP. NM's unaudited financial statements as set forth in the NM 10-Q Reports and the NM Proxy Statements have been prepared in accordance with GAAP applicable to unaudited interim financial statements (and thus may not contain all notes and may not contain prior period comparative data which are required to be prepared in accordance with GAAP) consistently with NM's audited financial statements as described above and reflect all adjustments necessary to a fair statement of the results for the interim periods presented.

         4.5. ABSENCE OF CERTAIN DEVELOPMENTS.

         Except as disclosed in NM's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, in its Proxy Statement dated December 8, 1998, in the NM 8-K Reports or on Schedules 4.5 or 4.8, unless otherwise expressly contemplated or permitted by this Agreement or as contemplated in the foregoing Proxy Statement described in Section 4.10 below, since September 30, 1998 to the date hereof, NM has not:

         (a) issued or sold any of its equity securities other than NM Common Stock, securities convertible into or exchangeable for its equity securities other than NM Common Stock, warrants, options or other rights to acquire its equity securities other than NM Common Stock;

         (b) reclassified any of its outstanding shares of capital stock except pursuant to this Agreement;

         (c) entered into a written agreement to do any of the foregoing;

         (d) sold or otherwise disposed of any assets other than in the ordinary course of business;

         (e) borrowed any amount or incurred or become subject to any liability in excess of $100,000, except (i) current liabilities incurred in the ordinary course of business and (ii) liabilities under contracts entered into in the ordinary course of business;

         (f) mortgaged, pledged, or subjected to any lien, charge or any other encumbrance, any of its assets with a fair market value in excess of $150,000, except (i) liens for current property taxes not yet due and payable, (ii) liens imposed by law and incurred in the ordinary course of business for obligations not yet due to carriers, warehousemen, laborers, materialmen and the like, (iii) liens in respect of pledges or deposits under workers' compensation laws, (iv) liens set forth in Schedule 4.5 attached hereto, or (v) liens voluntarily created in the ordinary course of business, all of which liens aggregate less than $100,000;

         (g) declared or paid any dividends or other distributions with respect to any shares of NM's capital stock or redeemed or purchased, directly or indirectly, any shares of NM's capital stock or any options; or

         (h) made any change in accounting principles or practices from those utilized in the preparation of the Financial Statements.

         4.6. ABSENCE OF UNDISCLOSED LIABILITIES.

         Except as reflected in the audited balance sheet of NM dated December 31, 1998 (the "Latest Balance Sheet Date"), NM has no liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, whether known or unknown, and regardless of when asserted) arising out of transactions or events heretofore entered into, or any action or inaction, or any state of facts existing, with respect to or based upon transactions or events heretofore occurring, except (i) liabilities which have arisen after the Latest Balance Sheet Date in the ordinary course of business (none of which is a material uninsured liability for breach of contract, breach of warranty, tort, infringement, claim or lawsuit), or (ii) as otherwise set forth in Schedule 4.6 attached hereto.

         4.7. NO MATERIAL ADVERSE CHANGES.

         Since the Latest Balance Sheet Date, there has been no material adverse change in the assets, financial condition, operating results, customer, employee or supplier relations, business condition or prospects of NM.

         4.8. LITIGATION.

         Except as set forth in Schedule 4.8, as of the date hereof, there are no actions, suits, proceedings, orders or investigations pending or, to the knowledge of NM, threatened against NM, at law or in equity, or before or by any federal, state or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign which challenges or seeks to make illegal or to delay or otherwise directly or indirectly to restrain or prohibit the consummation of the transactions contemplated hereby or seeks to obtain material damages in connection with the transactions contemplated hereby.

         4.9. NO BROKERS OR FINDERS.

         Except as disclosed on Schedule 4.9, there are no claims for brokerage commissions, finders' fees, investment advisory fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement, understanding, commitment or agreement made by or on behalf of NM.

         4.10. PROXY STATEMENT.

         At the time the Proxy Statement is mailed to the shareholders of NM in order to obtain approvals referred to in Section 6.9 hereof and at all times subsequent to such mailing up to and including the times of such approvals, the Proxy Statement (including any amendments or supplements thereto), with respect to all information set forth therein relating to NM and its shareholders, this Agreement, the Articles of Merger, and all other transactions contemplated hereby, will (a) comply in all material respects with applicable provisions of the Securities Act and the Exchange Act, and (b) not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they are made, not misleading, except that, in each case, no such representations shall apply to any written information, including financial statements, of or provided by MJK or any MJK Subsidiary for such Proxy Statement.

         4.11. VALIDITY OF THE SURVIVING CORPORATION COMMON STOCK.

         The shares of NM Common Stock to be issued to holders of MJK Common Stock and Series I Convertible Preferred Stock pursuant to this Agreement will be, when issued, duly authorized, validly issued, fully paid and nonassessable.

         4.12. TITLE TO PROPERTIES.

         (a) The real property demised by the leases (the "NM Leases") described in Schedule 4.12 hereto constitutes all of the real property used or occupied by NM (the "NM Real Property").

         (b) The NM Leases are in full force and effect, and NM holds a valid and existing leasehold interest under each of the NM Leases for the term set forth in Schedule 4.12 hereto. NM is not in default, and no circumstances exist which, if unremedied, would, either with or without notice or the passage of time or both, result in such default under any of the NM Leases; nor, to the best knowledge of NM, is any other party to any of the NM Leases in default.

         (c) The NM Real Property and tangible assets reflected on NM's audited balance sheet dated as of December 31, 1998 (the "Latest Balance Sheet") or acquired since the date thereof, free and clear of all liens and encumbrances, except for (i) liens for current taxes not yet due and payable, (ii) liens set forth in Schedule 4.12 hereto, (iii) the properties subject to the NM Leases,
(iv) assets disposed of since the date of the Latest Balance Sheet in the ordinary course of business, (v) liens imposed by law and incurred in the ordinary course of business for obligations not yet due to carriers, warehousemen, laborers and materialmen and (vi) liens in respect of pledges or deposits under workers' compensation laws.

         4.13. TAX MATTERS.

         (a) To NM's knowledge, it has: (i) timely filed (or has had timely filed on its behalf) all returns, declarations, reports, estimates, information returns, and statements ("Returns") required to be filed or sent by it in respect of any Taxes or required to be filed or sent by it by any taxing authority having jurisdiction; (ii) timely and properly paid (or has had paid on its behalf) all Taxes shown to be due and payable on such Returns; (iii) established on its Latest Balance Sheet, in accordance with GAAP, reserves that are adequate for the payment of any Taxes not yet due and payable; (iv) complied with all applicable laws, rules, and regulations relating to the withholding of Taxes and the payment thereof (including, without limitation, withholding of Taxes under Sections 1441 and 1442 of the Internal Revenue Code of 1986, as amended (the "Code"), or similar provisions under any foreign laws), and timely and properly withheld from individual employee wages and paid over to the proper governmental authorities all amounts required to be so withheld and paid over under all applicable laws.

         (b) To NM's knowledge, there are no liens for Taxes upon any assets of NM, except liens for Taxes not yet due.

         (c) No deficiency for any Taxes has been proposed, asserted or assessed against NM that has not been resolved and paid in full. No waiver, extension or comparable consent given by NM regarding the application of the statute of limitations with respect to any Taxes or Returns is outstanding, nor is any request for any such waiver or consent pending. There has been no Tax audit or other administrative proceeding or court proceeding with regard to any Taxes or Returns, nor is any such Tax audit or other proceeding pending, nor has there been any notice to NM by any Taxing authority regarding any such Tax, audit or other proceeding, or, to the best knowledge of NM, is any such Tax audit or other proceeding threatened with regard to any Taxes or Returns. NM does not expect the assessment of any additional Taxes of NM and is not aware of any unresolved questions, claims or disputes concerning the liability for Taxes of NM which would exceed the estimated reserves established on its books and records.

         (d) NM is not a party to any agreement, contract or arrangement that would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code and the consummation of the transactions contemplated by this Agreement will not be a factor causing payments to be made by NM that are not deductible (in whole or in part) under Section 280G of the Code.

         (e) Except as set forth in Schedule 4.13, NM has not requested any extension of time within which to file any Return, which Return has not since been filed.

         4.14. CONTRACTS AND COMMITMENTS.

         (a) Schedule 4.14 hereto lists the following agreements, whether oral or written, to which NM is a party, which are currently in effect, and which relate to the operation of NM's business: (i) collective bargaining agreement or contract with any labor union; (ii) bonus, pension, profit sharing, retirement or other form of deferred compensation plan; (iii) hospitalization insurance or other welfare benefit plan or practice, whether formal or informal; (iv) stock purchase or stock option plan; (v) contract for the employment of any officer, individual employee or other person on a full-time or consulting basis or relating to severance pay for any such person; (vi) confidentiality agreement; (vii) contract, agreement or understanding relating to the voting of NM Common Stock or the election of directors of NM; (viii) agreement or indenture relating to the borrowing of money or to mortgaging, pledging or otherwise placing a lien on any of the assets of NM; (ix) guaranty of any obligation for borrowed money or otherwise;
(x) lease or agreement under which NM is lessee of, or holds or operates any property, real or personal, owned by any other party, for which the annual rental exceeds $50,000; (xi) lease or agreement under which NM is lessor of, or permits any third party to hold or operate, any property, real or personal, for which the annual rental exceeds $50,000; (xii) contract which prohibits NM from freely engaging in business anywhere in the world; (xiii) license agreement or agreement providing for the payment or receipt of royalties or other compensation by NM in connection with the intellectual property rights listed in
Schedule 4.15 hereto; (xiv) contract or commitment for capital expenditures in excess of $50,000; (xv) agreement for the sale of any capital asset; (xvi) contract with any affiliate which in any way relates to NM (other than for employment on customary terms); or (xxii) other agreement which is either material to NM's business or was not entered into in the ordinary course of business.

         (b) To NM's knowledge, NM has performed all obligations required to be performed by it in connection with the contracts or commitments required to be disclosed in Schedule 4.14 hereto and is not in receipt of any claim of default under any contract or commitment required to be disclosed under such caption; NM has no present expectation or intention of not fully performing any material obligation pursuant to any contract or commitment required to be disclosed under such caption; and NM has no knowledge of any breach or anticipated breach by any other party to any contract or commitment required to be disclosed under such caption.

         4.15. INTELLECTUAL PROPERTY RIGHTS.

         Schedule 4.15 hereto describes all rights in patents, patent applications, trademarks, service marks, trade names, corporate names, copyrights mask works, trade secrets, know-how or other intellectual property rights owned by, licensed to or otherwise controlled by NM or used in, developed for use in or necessary to the conduct of NM's business as now conducted or planned to be conducted. NM owns and possesses all right, title and interest, or holds a valid license, in and to the rights set forth in such schedule. Schedule
4.15 describes all intellectual property rights which have been licensed to third parties and those intellectual property rights which are licensed from third parties. NM has taken all necessary action to protect the intellectual property rights set forth in such schedule. NM has not received any notice of, nor are there any facts known to NM which indicate a likelihood of, any infringement or misappropriation by, or conflict from, any third party with respect to the intellectual property rights which are listed; no claim by any third party contesting the validity of any intellectual property rights listed in Schedule 4.15 hereto has been made, is currently outstanding or, to the best knowledge of NM, is threatened; NM has not received any notice of any infringement, misappropriation or violation by NM of any intellectual property rights of any third parties and NM has not infringed, misappropriated or otherwise violated any such intellectual property rights.

         4.16. EMPLOYEES.

         (a) Except as otherwise set forth on Schedule 4.16, to the best knowledge of NM, neither any executive employee of NM nor any group of NM's employees has any plans to terminate his, her or its employment; (b) NM has complied with all laws relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of social security and other taxes; (c) NM has no material labor relations problem pending and its labor relations are satisfactory; (d) there are no workers' compensation claims pending against NM nor is NM aware of any facts that would give rise to such a claim; (e) to the best knowledge of NM, no employee of NM is subject to any secrecy or noncompetition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such employee to carry out fully all activities of such employee in furtherance of the business of NM; and (f) no employee or former employee of NM has any claim with respect to any intellectual property rights of NM set forth in Schedule 4.15 hereto.

         4.17. EMPLOYEE BENEFIT PLANS.

         (a) Except as set forth in Schedule 4.17 hereto, with respect to all employees and former employees of NM and all dependents and beneficiaries of such employees and former employees, (i) NM does not maintain or contribute to any nonqualified deferred compensation or retirement plans, contracts or arrangements; (ii) NM does not maintain or contribute to any qualified defined contribution plans (as defined in Section 3(34) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 414(i) of the Code; (iii) NM does not maintain or contribute to any qualified defined benefit plans (as defined in Section 3(35) of ERISA or Section 414(j) of the Code); and
(iv) NM does not maintain or contribute to any employee welfare benefit plans (as defined in Section 3(1) of ERISA).

         (b) To the extent required (either as a matter of law or to obtain the intended tax treatment and tax benefits), all employee benefit plans (as defined in Section 3(3) of ERISA) which NM does maintain or to which it does contribute (collectively, the "Plans") comply in all material respects with the requirements of ERISA and the Code. With respect to the Plans, (i) all required contributions which are due have been made and a proper accrual has been made for all contributions due in the current fiscal year; (ii) there are no actions, suits or claims pending, other than routine uncontested claims for benefits; and
(iii) there have been no prohibited transactions (as defined in Section 406 of ERISA or Section 4975 of the Code).

         (c) NM does not contribute (and has not ever contributed) to any multi-employer plan, as defined in Section 3(37) of ERISA. NM has no actual or potential liabilities under Section 4201 of ERISA for any complete or partial withdrawal from a multi-employer plan. NM has no actual or potential liability for death or medical benefits after separation from employment, other than (i) death benefits under the employee benefit plans or programs (whether or not subject to ERISA) set forth in Schedule 4.17 hereto and (ii) health care continuation benefits described in Section 4980B of the Code.

         (d) Neither NM nor any of its directors, officers, employees or other "fiduciaries", as such term is defined in Section 3(21) of ERISA, has committed any breach of fiduciary responsibility imposed by ERISA or any other applicable law with respect to the Plans which would subject NM, Merger Sub, the Surviving Corporation, or any of their respective directors, officers or employees to any liability under ERISA or any applicable law.

         (e) NM has not incurred any liability for any tax or civil penalty or any disqualification of any employee benefit plan (as defined in Section 3(3) of ERISA) imposed by Sections 4980B and 4975 of the Code and Part 6 of Title I and
Section 502(i) of ERISA.

         4.18. INSURANCE.

         Schedule 4.18 hereto, lists and briefly describes each insurance policy maintained by NM with respect to NM's properties, assets and operations and sets forth the date of expiration of each such insurance policy. All of such insurance policies are in full force and effect and are issued by insurers of recognized responsibility. NM is not in default with respect to its obligations under any of such insurance policies.

         4.19. AFFILIATE TRANSACTIONS.

         Except as set forth in Schedule 4.19 hereto, and other than pursuant to this Agreement, no officer, director or employee of NM or any member of the immediate family of any such officer, director or employee, or any entity in which any of such persons owns any beneficial interest (other than any publicly-held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than one percent of the stock of which is beneficially owned by any of such persons) (collectively "insiders"), has any agreement with NM (other than normal employment arrangements) or any interest in any property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of NM (other than ownership of capital stock of NM). None of the insiders has any direct or indirect interest in any competitor, supplier or customer of NM or in any person, firm or entity from whom or to whom NM leases any property, or in any other person, firm or entity with whom NM transacts business of any nature. For purposes of this
Section 4.19, the members of the immediate family of an officer, director or employee shall consist of the spouse, parents and children of such officer, director or employee.

         4.20. COMPLIANCE WITH LAWS; PERMITS.

         (a) To NM's knowledge, NM and its respective officers, directors, agents and employees have complied in all material respects with all applicable laws, regulations and other requirements, including, but not limited to, federal, state, local and foreign laws, ordinances, rules, regulations and other requirements pertaining to equal employment opportunity, employee retirement, affirmative action and other hiring practices, occupational safety and health, workers' compensation, unemployment and building and zoning codes, which materially affect the business of NM or the NM Real Property and to which NM may be subject, and no claims have been filed against NM alleging a violation of any such laws, regulations or other requirements. NM is not relying on any exemption from or deferral of any such applicable law, regulation or other requirement that would not be available to MJK after it acquires NM's properties, assets and business.

         (b) NM has, in full force and effect, all licenses, permits and certificates, from federal, state, local and foreign authorities (including, without limitation, federal and state agencies regulating occupational health and safety) necessary to conduct its business and own and operate its properties (other than Environmental Permits, as such term is defined in Section 4.21 hereof) (collectively, the "Permits"). A true, correct and complete list of all the Permits is set forth in Schedule 4.20 hereto. NM has conducted its business in compliance with all material terms and conditions of the Permits.

         (c) In particular, but without limiting the generality of the foregoing, NM has not violated and has no liability, and has not received a notice or charge asserting any violation of or liability under, the federal Occupational Safety and Health Act of 1970 or any other federal or state acts (including rules and regulations thereunder) regulating or otherwise affecting employee health and safety.

         4.21. ENVIRONMENTAL MATTERS.

         (a) As used in this Section 4.21, the following terms shall have the following meanings:

                         (i) "Hazardous Materials" means any dangerous, toxic or hazardous pollutant, contaminant, chemical, waste, material or substance as defined in or governed by any federal, state or local law, statute, code, ordinance, regulation, rule or other requirement relating to such substance or otherwise relating to the environment or human health or safety, including without limitation any waste, material, substance, pollutant or contaminant that might cause any injury to human health or safety or to the environment or might subject NM to any imposition of costs or liability under any Environmental Law.

                         (ii) "Environmental Laws" means all applicable federal, state, local and foreign laws, rules, regulations, codes, ordinances, orders, decrees, directives, permits, licenses and judgments relating to pollution, contamination or protection of the environment (including, without limitation, all applicable federal, state, local and foreign laws, rules, regulations, codes, ordinances, orders, decrees, directives, permits, licenses and judgments relating to Hazardous Materials in effect as of the date of this Agreement).

                         (iii) "Release" shall mean the spilling, leaking, disposing, discharging, emitting, depositing, ejecting, leaching, escaping or any other release or threatened release, however defined, whether intentional or unintentional, of any Hazardous Material.

         (b) To the knowledge of NM, NM and the NM Real Property are in material compliance with all applicable Environmental Laws.

         (c) NM has obtained, and maintained in full force and effect, all environmental permits, licenses, certificates of compliance, approvals and other authorizations necessary to conduct its business and own or operate the NM Real Property (collectively, the "Environmental Permits"). NM has conducted its business in compliance with all terms and conditions of the Environmental Permits. To NM's knowledge, it has filed all reports and notifications required to be filed under and pursuant to all applicable Environmental Laws.

         (d) Except as set forth in Schedule 4.21 hereto, NM has not received notice alleging in any manner that NM might be potentially responsible for any Release of Hazardous Materials, or any costs arising under or violation of Environmental Laws.

         (e) No expenditure will be required in order for NM, Merger Sub or the Surviving Corporation to comply with any Environmental Laws in effect at the time of the Closing in connection with the operation or continued operation of the business of NM or the NM Real Property in a manner consistent with the current operation thereof by NM.

         (f) NM and the NM Real Property are not and have not been listed on the United States Environmental Protection Agency National Priorities List of Hazardous Waste Sites, or any other list, schedule, law, inventory or record of hazardous or solid waste sites maintained by any federal, state or local agency.

         (g) No lien has been attached or filed against NM or the NM Real Property in favor of any governmental or private entity for (i) any liability or imposition of costs under or violation of any applicable Environmental Law; or
(ii) any Release of Hazardous Materials.

         (h) NM, on behalf of itself and its successors and assigns, hereby waives, releases and agrees not to bring any claim, demand, cause of action or proceeding, including without limitation any cost recovery action, against NM, Merger Sub or the Surviving Corporation under any Environmental Law.

         4.22. YEAR 2000 COMPLIANCE.

         NM has no reason to believe that all software and hardware used by NM is not Year 2000 Compliant, including date century recognition, calculations which accommodate same century and multi-century formulas and date values that reflect the century. As used herein, "Year 2000 Compliant" shall mean the ability of such software and hardware to (i) consistently handle date information before, during and after January 1, 2000, including but not limited to accepting date input, providing date output, and performing calculations on dates or portions of dates; (ii) function accurately in accordance with all documentation without interruption before, during and after January 1, 2000, without any change of operations associated with the advent of the new century;
(iii) respond to two-digit date input in a way that resolves any ambiguity as to century in a disclosed, defined and predetermined manner; and (iv) store and provide output of date information in ways that are unambiguous as to century.

         4.23. DISCLOSURE.

         The representations and warranties of NM contained in this Agreement are true and correct in all material respects, and such representations and warranties do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. There is no fact known to NM which has not been disclosed to MJK pursuant to this Agreement, the Schedules hereto and the NM 10-K Reports, the NM 10-Q Reports, the NM 8-K Reports and the Proxy Statement dated December 8, 1998, all taken together as a whole, which has had or could reasonably be expected to have a Material Adverse Effect on NM or materially adversely affect the ability of NM or Merger Sub to consummate in a timely manner the transactions contemplated hereby.

                                   ARTICLE 5

                     CONDUCT OF BUSINESS PENDING THE MERGER

         5.1. CONDUCT OF BUSINESS BY NM.

         From the date of this Agreement to the Effective Date, unless MJK shall otherwise agree in writing or as otherwise expressly contemplated or permitted by other provisions of this Agreement, including but not limited to, this
Section 5.1, NM shall not, directly or indirectly, (a) amend or propose to amend its Articles or Bylaws except for the New Articles, (b) issue, sell or grant any of its equity securities convertible into or exchangeable for its equity securities, or grants, warrants, options or other rights to acquire its equity securities, (c) reclassify, subdivide or otherwise change outstanding shares of capital stock of NM whether by stock dividend, reverse stock split, distribution of securities convertible into NM capital stock or otherwise, (d) acquire (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or assets thereof, (e) default in its obligations under any material debt, contract or commitment which default results in the acceleration of obligations due thereunder, (f) enter into or propose to enter into, or modify or propose to modify, any agreement, arrangement, or understanding with respect to any of the foregoing matters; or (g) conduct its business other than in the ordinary course on an arm's length basis and in accordance in all material respects with all applicable laws, rules and regulations and NM's past custom and practice.

         5.2. CONDUCT OF BUSINESS BY MJK.

         From the date of this Agreement to the Effective Date, unless NM shall otherwise agree in writing or as otherwise expressly contemplated or permitted by other provisions of this Agreement, including but not limited to, this
Section 5.2, MJK shall not, directly or indirectly, (a) amend its Articles or Bylaws, (b) split, combine or reclassify any outstanding shares of capital stock of MJK, (c) declare, set aside, make or pay any dividend or distribution in cash, stock, property or otherwise with respect to the capital stock of MJK, (d) default in its obligations under any material debt, contract or commitment which default results in the acceleration of obligations due thereunder, except for such defaults arising out of this Agreement for which consents, waivers or modifications are required to be obtained as set forth on Schedule 3.2, (e) conduct its business other than in the ordinary course on an arms length basis and in accordance in all material respects with all applicable laws, rules and regulations and MJK's past custom and practice, (f) issue or sell any additional shares of, or options, warrants, conversions, privileges or rights of any kind to acquire any shares of, any of its capital stock, except as otherwise set forth in Schedule 5.2 hereto, or (g) acquire (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or material assets thereof.

                                   ARTICLE 6

                       ADDITIONAL COVENANTS AND AGREEMENTS

         6.1. GOVERNMENTAL FILINGS.

         Each party will use all reasonable efforts and will cooperate with the other party in the preparation and filing, as soon as practicable, of all filings, applications or other documents required under applicable laws, including, but not limited to, the Exchange Act, to consummate the transactions contemplated by this Agreement. Prior to submitting each filing, application, registration statement or other document with the applicable regulatory authority, each party will, to the extent practicable, provide the other party with an opportunity to review and comment on each such application, registration statement or other document to the extent permitted by applicable law. Each party will use all reasonable efforts and will cooperate with the other party in taking any other actions necessary to obtain such regulatory or other approvals and consents at the earliest practicable time, including participating in any required hearings or proceedings. Subject to the terms and conditions herein provided, each party will use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.

         6.2. EXPENSES.

         Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

         6.3. DUE DILIGENCE; ACCESS TO INFORMATION; CONFIDENTIALITY.

         (a) Between the date hereof and the date of filing the Definitive Proxy Statement referred to in Paragraph 6.4 with the SEC, MJK and NM shall afford to the other party and their authorized representatives the opportunity to conduct and complete a due diligence investigation of the other party as described herein. In light of the foregoing, each party shall permit the other party full access on reasonable notice and at reasonable hours to its properties and shall disclose and make available (together with the right to copy) to the other party and its officers, employees, attorneys, accountants and other representatives, all books, papers and records relating to the assets, stock, properties, operations, obligations and liabilities of such party and its subsidiaries, including, without limitation, all books of account (including, without limitation, the general ledger), tax records, minute books of directors' and shareholders' meetings, organizational documents, bylaws, contracts and agreements, filings with any regulatory authority, accountants' work papers, litigation files (including, without limitation, legal research memoranda), attorney's audit response letters, documents relating to assets and title thereto (including, without limitation, abstracts, title insurance policies, surveys, environmental reports, opinions of title and other information relating to the real and personal property), plans affecting employees, securities transfer records and shareholder lists, and any books, papers and records relating to other assets or business activities in which such party may have a reasonable interest, and otherwise provide such assistance as is reasonably requested in order that each party may have a full opportunity to make such investigation and evaluation as it shall reasonably desire to make of the business and affairs of the other party; provided, however, that the foregoing rights granted to each party shall, whether or not and regardless of the extent to which the same are exercised, in no way affect the nature or scope of the representations, warranties and covenants of the respective party set forth herein. In addition, each party and its officers and directors shall cooperate fully (including providing introductions, where necessary) with such other party to enable the party to contact third parties, including customers, prospective customers, specifying agencies or others as the party deems reasonably necessary to complete its due diligence; provided that such party agrees not to initiate such contacts without the prior approval of the other party, which approval will not be unreasonably withheld.

         (b) NM or MJK may, in their respective sole discretion, elect not to proceed with the Merger based upon its due diligence investigation performed pursuant to Section 6.3(a) above, if the results of such due diligence investigation, in either party's reasonable judgment, (i) causes the other party's value to be materially less than it would have been in the absence of such information or (ii) reveals any event, condition or occurrence (not previously disclosed in this Agreement or the schedules attached hereto) that materially adversely affects the financial condition, assets, operating results, business condition or prospects of the other party, by providing such other party with written notice thereof on or before the date of the definitive Proxy Statement referred to in Section 6.4.

         (c) Prior to Closing and if, for any reason, the transactions contemplated by this Agreement are not consummated, neither NM nor MJK nor any of their officers, employees, attorneys, accountants and other representatives, shall disclose to third parties or otherwise use any confidential information received from the other party in the course of investigating, negotiating, and performing the transactions contemplated by this Agreement; provided, however, that nothing shall be deemed to be confidential information which:

                         (i) is known to the party receiving the information at the time of disclosure;

                         (ii) becomes publicly known or available without the disclosure thereof by the party receiving the information in violation of this Agreement; or

                         (iii) is rightfully received by the party receiving the information from a third party.

This provision shall not prohibit the disclosure of information required to be made under federal or state securities laws. If any disclosure is so required, the party making such disclosure shall consult with the other party prior to making such disclosure, and the parties shall use all reasonable efforts, acting in good faith, to agree upon a text for such disclosure which is satisfactory to both parties.

         (d) IF NM or MJK elects not to proceed with the Merger under this Section, this Agreement shall terminate in accordance with the terms of Article 8 below.

         6.4. PROXY STATEMENT.

         (a) For the purpose (i) of holding a meeting of the shareholders of NM to approve the Merger and the New Articles, the parties hereto shall cooperate in the preparation of an appropriate Proxy Statement, which shall satisfy all applicable requirements of the Exchange Act and the rules and regulations thereunder (such proxy statement, together with any and all amendments or supplements thereto, being herein referred to as the "Proxy Statement").

         (b) MJK shall furnish such information concerning MJK and the MJK Subsidiaries as is necessary in order to cause the Proxy Statement, insofar as it relates to MJK, the MJK Subsidiaries and MJK securities, to be prepared in accordance with Section 6.4(a). MJK agrees promptly to advise NM if at any time prior to the NM shareholders' meeting any information provided by MJK in the Proxy Statement becomes incorrect or incomplete in any material respect, and to provide NM the information needed to correct such inaccuracy or omission.

         (c) NM shall use all reasonable efforts to promptly prepare and submit the Proxy Statement with the SEC and the NASD. NM shall use reasonable efforts to file the definitive Proxy Statement at the earliest practicable date. NM agrees to provide MJK and its counsel with reasonable opportunity to review and comment on the Proxy Statement and any amendment thereto before filing with the SEC or any other governmental entity and agrees not to make such filing if MJK and its counsel reasonably object to the completeness or accuracy of any information contained therein. MJK authorizes NM to utilize in the Proxy Statement the information concerning MJK, the MJK Subsidiaries and MJK securities provided to NM for the purpose of inclusion in the Proxy Statement. NM shall advise MJK promptly when the definitive Proxy Statement has been filed and shall furnish MJK with copies of all such documents.

         (d) NM shall bear all printing and mailing costs in connection with the preparation and mailing of the Proxy Statement to NM shareholders. MJK and NM shall each bear their own legal and accounting expenses in connection with the Proxy Statement.

         6.5. TAX TREATMENT.

         Neither NM nor MJK, nor Surviving Corporation after the Effective Date, shall knowingly take any action which would disqualify the Merger as a "reorganization" that would be tax free to the shareholders of NM and MJK pursuant to Section 368(a) of the Code.

         6.6. PRESS RELEASES.

         MJK and NM shall agree with each other as to the form and substance of any press release or public announcement related to this Agreement or the transactions contemplated hereby, provided, however, that nothing contained herein shall prohibit either party, following notification to the other party, from making any disclosure which is required by law or regulation. If any such press release or public announcement is so required, the party making such disclosure shall consult with the other party prior to making such disclosure, and the parties shall use all reasonable efforts, acting in good faith, to agree upon a text for such disclosure which is satisfactory to both parties.

         6.7. SECURITIES REPORTS.

         NM agrees to provide to MJK copies of all reports and other documents filed under the Securities Act or Exchange Act with the SEC by it between the date hereof and the Effective Date within two (2) days after the date such reports or other documents are filed with the SEC.

         6.8. STOCK LISTING.

         NM and MJK shall use all reasonable efforts to list on the NASDAQ Small Cap Market System the shares of NM Common Stock to be issued in connection with the Merger, and to change its current trading symbol for NM Common Stock.

         6.9. SHAREHOLDER APPROVALS.

         Each of MJK and NM shall call a meeting of its shareholders for the purpose of voting upon this Agreement and the Merger, and, in the case of NM, the New Articles, and shall hold such meeting on such dates as mutually agreed by NM and MJK. The Board of Directors of NM and MJK shall recommend approval of this Agreement, the Merger and, in the case of NM, the New Articles, and use all reasonable efforts (including, without limitation, soliciting proxies for such approvals) to obtain approvals thereof from its shareholders, provided, however, the Board of Directors may fail to make such recommendation, and/or to seek to obtain the shareholder approval referred to in this sentence, or withdraw, modify or change any such recommendation, if such Board of Directors determines, in good faith, after consultation with counsel, that the making of such recommendation, the seeking to obtain such shareholder approval, or the failure to so withdraw, modify or change its recommendation, may constitute a breach of the fiduciary or legal obligations of such Board of Directors.

         6.10. NO SOLICITATION.

         (a) Unless and until this Agreement shall have been terminated pursuant to Section 8.1, neither NM nor its officers, directors or agents shall, directly or indirectly, encourage, solicit or initiate discussions or negotiations with, or engage in negotiations or discussions with, or provide non-public information to, any corporation, partnership, person or other entity or groups concerning any merger, sale of capital stock, sale of substantial assets or other business combination; provided that NM may engage in such discussion in response to an unsolicited proposal from an unrelated party if the Board of Directors of NM determines, in good faith, after consultation with counsel, that the failure to engage in such discussions may constitute a breach of the fiduciary or legal obligations of the Board of Directors of NM. NM will promptly advise MJK if it receives a proposal or inquiry with respect to the matters described above.

         (b) Unless and until this Agreement shall have been terminated pursuant to Section 8.1, neither MJK nor its officers, directors or agents shall, directly or indirectly, encourage, solicit or initiate discussions or negotiations with, or engage in negotiations or discussions with, or provide non-public information to, any corporation, partnership, person or other entity or groups concerning any merger, sale of capital stock, sale of substantial assets or other business combination, except for any such transaction pursuant to which (i) MJK is the surviving corporation in such transaction, and (ii) the shareholders of MJK immediately preceding such transaction will own at least fifty-one percent (51%) of the outstanding shares of MJK after giving effect to such transaction; provided that MJK may engage in such discussion in response to an unsolicited proposal from an unrelated party if the Board of Directors of MJK determines, in good faith, after consultation with counsel, that the failure to engage in such discussions may constitute a breach of the fiduciary or legal obligations of the Board of Directors of MJK. MJK will promptly advise NM if it receives a proposal or inquiry with respect to the matters described above.

         6.11. FAILURE TO FULFILL CONDITIONS.

         In the event that either of the parties hereto determines that a condition to its respective obligations to consummate the transactions contemplated hereby cannot be fulfilled on or prior to the termination of this Agreement, it will promptly notify the other party.

         6.12. TAX OPINION.

         MJK and NM shall reasonably cooperate with each other in obtaining a federal tax opinion as contemplated by Section 7.1(c).

         6.13. RESIGNATIONS AND ELECTION OF DIRECTORS.

         At the Effective Time, NM shall deliver the voluntary resignations of each officer of NM and each director of NM who is not designated to be a director of NM in accordance with Section 2.1(a) and the continuing NM directors shall appoint the other persons who shall be directors of NM in accordance with
Section 2.1(a) to be directors of NM upon the consummation of the Merger.

         6.14. REGISTRATION RIGHTS AGREEMENT.

         At the Effective Date, NM shall execute and deliver the Registration Rights Agreement.

         6.15. FILING OF REPORTS NECESSARY FOR USE OF RULE 145.

         After the Effective Date, NM shall use reasonable efforts to file all reports and data with the SEC necessary to permit the shareholders of MJK and NM who may be deemed "underwriters" (within the meaning of Rule 145 under the Securities Act) of MJK Common Stock and Series I Convertible Preferred Stock to sell NM Common Stock received by them in connection with the Merger pursuant to Rules 144 and 145(d) under the Securities Act if they would otherwise be so entitled. After the Effective Date, NM will use reasonable efforts to file with the SEC reports, statements, and other materials required by the federal securities laws on a timely basis.

         6.16. NOTIFICATION OF CERTAIN MATTERS.

         On or prior to the Effective Date, each party shall give prompt notice to the other party of (i) the occurrence or failure to occur of any event or the discovery of any information, which occurrence, failure or discovery would be likely to cause any representation or warranty on its part contained in this Agreement to be untrue, inaccurate or incomplete after the date hereof in any material respect or, in the case of any representation or warranty given as of a specific date, would be likely to cause any such representation or warranty on its part contained in this Agreement to be untrue, inaccurate or incomplete in any material respect as of such specific date, and (ii) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder

                                   ARTICLE 7

                                   CONDITIONS

         7.1. CONDITIONS TO OBLIGATIONS OF EACH PARTY.

         The respective obligations of each party to effect the transactions contemplated hereby shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following conditions:

         (a) NO INJUNCTION. No injunction or other order entered by a state or federal court of competent jurisdiction shall have been issued and remain in effect which would prohibit or make illegal the consummation of the transactions contemplated hereby.

         (b) NO PROHIBITIVE CHANGE OF LAW. There shall have been no law, statute, rule or regulation, domestic or foreign, enacted or promulgated which would prohibit or make illegal the consummation of the transactions contemplated hereby.

         (c) FEDERAL TAX OPINION. MJK shall have received a tax opinion addressed to MJK by counsel or independent certified accountants acceptable to MJK based on customary reliance and subject to customary qualifications, to the effect that for federal income tax purposes:

                         (i) The formation of Merger Sub and the merger of Merger Sub into MJK will be disregarded for federal income tax purposes, and the transaction will be treated as an acquisition by NM of the stock of MJK in exchange solely for the shares of the Surviving Corporation Common Stock.

                         (ii) The Merger will qualify as a reorganization under
         Section 368(a) of the Code. NM and MJK will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

                         (iii) No gain or loss will be recognized by shareholders of MJK upon the receipt of the Surviving Corporation Common Stock pursuant to Section 356(a)(1)(B) of the Code.

         (d) LISTING. The NM Common Stock to be issued in connection with the merger shall have been approved for listing on the NASDAQ Small Cap Market System.

         (e) CONSENTS AND APPROVALS. All consents and approvals necessary to consummate the transactions contemplated by this Agreement shall have been obtained, including, but not limited to, those set forth on Schedules 3.2 and
4.2 as well as any and all approvals required from the NASD in order that the transactions contemplated herein not constitute a breach or violation of, or result in a right of termination or acceleration of, or creation of any encumbrance on any of MJK's assets pursuant to the provisions of, any agreement arrangement or undertaking of or affecting MJK or any MJK Subsidiary or any license, franchise or permit of or affecting MJK or any MJK Subsidiary.

         (f) ADVERSE PROCEEDINGS. There shall not be threatened, instituted or pending any action or proceeding before any court or governmental authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, or to delay or otherwise directly or indirectly to restrain or prohibit, the consummation of the transactions contemplated hereby or seeking to obtain material damages in connection with the transactions contemplated hereby, (ii) seeking to prohibit direct or indirect ownership or operation by NM or Merger Sub of all or a material portion of the business and assets of MJK or any MJK Subsidiary, or to NM or Merger Sub or to MJK to dispose of or to hold separately all or a material portion of the business or assets of NM, Merger Sub, MJK or MJK Subsidiaries, as a result of the transactions contemplated hereby, (iii) seeking to invalidate or render unenforceable any material provision of this Agreement, the Articles of Merger or any of the other agreements attached as exhibits hereto, or (iv) otherwise relating to and materially adversely affecting the transactions contemplated hereby.

         (g) GOVERNMENTAL ACTION. There shall not be any action taken, or any statute, rule, regulation, judgment, order or injunction proposed, enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated hereby by any federal, state or other court, government or governmental authority or agency, which could reasonably be expected to result, directly or indirectly, in any of the consequences referred to in Section 7.1(f).

         (h) REGISTRATION RIGHTS AGREEMENT. NM and the MJK shareholders that are parties hereto shall have executed and delivered the Registration Rights Agreement.

         (i) INVESTMENT LETTER. Each of the MJK shareholders shall have executed and delivered to NM the Investment Letter (in the form attached hereto as Exhibit D).

         (j) MARKET CONDITION. There shall not have occurred any general suspension of trading on the New York Stock Exchange or NASDAQ NMS or NASDAQ Small Cap Market System, or any suspension of trading in NM Common Stock, or any general bank moratorium or closing or any war, national emergency or other event affecting the economy or securities trading markets generally that would make completion of the Merger impossible.

         7.2. ADDITIONAL CONDITIONS TO OBLIGATION OF NM.

         The obligation of NM to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the fulfillment or waiver of the following conditions:

         (a) REPRESENTATIONS AND COMPLIANCE. The representations and warranties of MJK set forth in Article 3 shall have been true and correct as of the date hereof, and, except to the extent such representations and warranties are made as of a specified date, shall be true and correct as of the Effective Date as if made at and as of the Effective Date, except where the failure to be true and correct would not have, or would not reasonably be expected to have, a Material Adverse Effect on MJK. MJK shall in all material respects have performed each obligation and agreement and complied with each covenant to be performed and complied with by it hereunder at or prior to the Effective Date.

         (b) OFFICERS' CERTIFICATE. MJK shall have furnished to NM a certificate of the Chief Executive Officer and the Chief Financial Officer of MJK, dated as of the Effective Date, in which such officers shall certify that, to their best knowledge, the conditions set forth in Section 7.2(a) have been fulfilled.

         (c) SECRETARY'S CERTIFICATE. MJK shall have furnished to NM (i) copies of the text of the resolutions by which the corporate action on the part of MJK necessary to approve this Agreement, the Articles of Merger and the transactions contemplated hereby and thereby were taken, (ii) a certificate dated as of the Effective Date executed on behalf of MJK by its corporate secretary or one of its assistant corporate secretaries certifying to NM that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded, (iii) an incumbency certificate dated as of the Effective Date executed on behalf of MJK by its corporate secretary or one of its assistant corporate secretaries certifying the signature and office of each officer of MJK executing this Agreement, the Articles of Merger or any other agreement, certificate or other instrument executed pursuant hereto by MJK, and (iv) a copy of the Articles of MJK, certified by the Secretary of State of Minnesota, and certificates of good standing from the Secretary of State of Minnesota evidencing the good standing of MJK in such jurisdiction.

         (d) SHAREHOLDER APPROVAL. This Agreement, the Merger, and the New Articles shall have been approved by the Requisite NM Shareholder Vote.

         (e) FAIRNESS OPINION. Within five (5) days prior to mailing the Proxy Statement to the shareholders of NM, NM shall have received a written opinion in a form reasonably acceptable to NM from an investment banking firm reasonably acceptable to NM to the effect that the Merger is fair from a financial point of view to the holders of NM Common Stock prior to the Effective Date.

         7.3. ADDITIONAL CONDITIONS TO OBLIGATION OF MJK.

         The obligation of MJK to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the fulfillment or waiver of the following conditions:

         (a) REPRESENTATIONS AND COMPLIANCE. The representations and warranties of NM set forth in Article 4 shall have been true and correct as of the date hereof, and, except to the extent such representations and warranties are made as of a specified date, shall be true and correct as of the Effective Date as if made at and as of the Effective Date, except where the failure to be true and correct would not have, or would not reasonably be expected to have, a Material Adverse Effect on NM. NM shall in all material respects have performed each obligation and agreement and complied with each covenant to be performed and complied with by it hereunder at or prior to the Effective Date.

         (b) OFFICERS' CERTIFICATE. NM shall have furnished to MJK a certificate of the Chief Executive Officer and the Chief Financial Officer of NM, dated as of the Effective Date, in which such officers shall certify that, to their best knowledge, the conditions set forth in Section 7.3(a) have been fulfilled.

         (c) SECRETARY'S CERTIFICATE. NM shall have furnished to MJK (i) copies of the text of the resolutions by which the corporate action on the part of NM necessary to approve this Agreement, the Articles of Merger, and the New Articles, the election of the directors of the Surviving Corporation and the transactions contemplated hereby and thereby were taken, (ii) Articles dated as of the Effective Date executed on behalf of NM by its corporate secretary or one of its assistant corporate secretaries certifying to MJK that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded, (iii) an incumbency certificate dated as of the Effective Date executed on behalf of NM by its corporate secretary or one of its assistant corporate secretaries certifying the signature and office of each officer of NM executing this Agreement, the Articles of Merger, the New Articles, or any other agreement, certificate or other instrument executed pursuant hereto, and (iv) a copy of the New Articles of NM, certified by the Secretary of State of Minnesota, and certificates of good standing from the Secretary of State of Minnesota evidencing the good standing of NM in such jurisdiction.

         (d) SHAREHOLDER APPROVAL. This Agreement and the Merger shall have been approved by the Requisite MJK Shareholder Vote.

         (e) OTHER AGREEMENTS AND RESIGNATIONS. The Registration Rights Agreement shall have been duly executed and delivered by the parties thereto. Each of the officers and non-continuing directors of NM immediately prior to the Effective Time shall deliver duly executed resignations from their positions with NM effective immediately after the Effective Time.

                                   ARTICLE 8

                        TERMINATION, AMENDMENT AND WAIVER

         8.1. TERMINATION.

         (a) This Agreement may be terminated prior to the Effective Date:

         (b) by mutual consent of MJK and NM, if the board of directors of each so determines by vote of a majority of the members of its entire board;

         (c) by either MJK or NM, if there has been a material misrepresentation, breach of warranty or breach of covenant on the part of the other in the representations, warranties and covenants set forth in this Agreement, or if any of the conditions to such party's obligation to consummate the transactions contemplated in this Agreement shall have become impossible to satisfy as a result of no negligent or willful action by such party;

         (d) by either MJK or NM, if (i) the Merger and this Agreement is not duly approved by the shareholders of each of MJK or NM, including if a shareholder meeting is not held as contemplated by the first sentence of Section 6.9, or (ii) the New Articles are not approved by the shareholders of NM, including if a shareholder meeting is not held as contemplated by the first sentence of Section 6.9;

         (e) by either MJK or NM if the Effective Date is not on or before July 15, 1999, or such later date as MJK and NM may mutually agree (unless the failure to consummate the Merger by such date shall be due to the action or failure to act of the party seeking to terminate this Agreement in breach of such party's obligations under this Agreement);

         (f) by either NM or MJK pursuant to Section 6.3 above; or

         (g) by NM or MJK if, after the date hereof, there shall have been a material adverse change in the financial condition or business of the other party or if an event shall have occurred which, so far as reasonably can be foreseen, would result in any such change, except to the extent such change is directly caused by the party so terminating.

         Any party desiring to terminate this Agreement shall give prior written notice of such termination and the reasons therefor to the other party.

         8.2. AMENDMENT.

         This Agreement may not be amended except by an instrument in writing approved by the parties to this Agreement and signed on behalf of each of the parties hereto.

         8.3. WAIVER.

         At any time prior to the Effective Date, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto or (b) waive compliance with any of the agreements of the other party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit. Any such extension or waiver shall only be effective if made in writing and duly executed by the party giving such extension or waiver.

                                   ARTICLE 9

                               GENERAL PROVISIONS

         9.1. NOTICES.

         All notices and other communications hereunder shall be in writing and shall be sufficiently given if made by hand delivery, by fax, by telecopier, by overnight delivery service, or by registered or certified mail (postage prepaid and return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by it by like notice):

                  If to MJK:
                           MJK Holdings, Inc.
                           5500 Wayzata Boulevard
                           Suite 800
                           Minneapolis, Minnesota 55416
                           Attn:  Chairman and Chief Executive Officer

                  with copies to:
                           Maun & Simon, PLC
                           2000 Midwest Plaza Building West
                           801 Nicollet Mall
                           Minneapolis, Minnesota 55402-2534
                           Attn:  Albert A. Woodward

                  If to NM or Merger Sub:
                           NM Holdings, Inc.
                           9850 51st Avenue North
                           Suite 110
                           Minneapolis, Minnesota 55442
                           Attention:  President and Chief Executive Officer

                  with copies to:
                           Dorsey & Whitney LLP
                           Pillsbury Center South
                           220 South Sixth Street
                           Minneapolis, Minnesota 55402
                           Attention:  Kenneth L. Cutler

         All such notices and other communications shall be deemed to have been duly given as follows: when delivered by hand, if personally delivered, when received; if delivered by registered or certified mail (postage prepaid and return receipt requested), when receipt acknowledged; if faxed or telecopied, when received, and the next day delivery after being timely delivered to a recognized overnight delivery service.

         9.2. INTERPRETATION.

         The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to Sections and Articles refer to Sections and Articles of this Agreement unless otherwise stated. Words such as "herein," "hereinafter," "hereof," "hereto," "hereby" and "hereunder," and words of like import, unless the context requires otherwise, refer to this Agreement (including the Exhibits and Schedules hereto). As used in this Agreement, the masculine, feminine and neuter genders shall be deemed to include the others if the context requires.

         9.3. SEVERABILITY.

         If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties shall negotiate in good faith to modify this Agreement and to preserve each party's anticipated benefits under this Agreement.

         9.4. MISCELLANEOUS.

         This Agreement (together with all other documents and instruments referred to herein): (a) constitutes the entire agreement, and supersedes all other prior agreements and undertakings, both written and oral, among the parties, with respect to the subject matter hereof; (b) shall be governed in all respects, including validity, interpretation and effect, by the internal laws of the State of Minnesota, without giving effect to the principles of conflict of laws thereof; and (c) shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but shall not be assignable by either party hereto without the prior written consent of the other party hereto.

         9.5. NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS.

         The representations and warranties of the parties set forth herein shall not survive the consummation of the Merger, but covenants that specifically relate to periods, activities or obligations subsequent to the Merger shall survive the Merger. In addition, if this Agreement is terminated pursuant to Section 8.1, the covenants contained in Section 6.3(c) shall survive such termination.

         9.6. SCHEDULES.

         The Schedules and other disclosure items that are not exhibits hereto referred to in this Agreement shall be delivered as soon as practicable, but in no event later than the close of business on April 9, 1999. If on April 9, 1999 any party hereto shall have failed to deliver such Schedules, the other party shall have the right to terminate this Agreement.

         At least five (5) days prior to the Closing Date, the parties hereto shall deliver to all other parties hereto a list of any and all amendments to the Schedules necessary to update the Schedules from and after the date hereof.

         9.7. COUNTERPARTS.

         This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

         9.8. THIRD PARTY BENEFICIARIES.

         Except as provided in the next following sentence, each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than the parties hereto. The provisions of Section 6.15 are intended for the benefit of Affiliates of NM and MJK.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above by their respective officers.



                                  MJK HOLDINGS, INC.


                                  By  /s/ Eldon C. Miller
                                     -------------------------------------------
                                          Eldon C. Miller
                                          Chairman and Chief Executive Officer


                                  NM HOLDINGS, INC.


                                  By  /s/ George E. Kline
                                     -------------------------------------------
                                          George E. Kline
                                          President and Chief Executive Officer


                                  NM MERGER CO.


                                  By  /s/ George E. Kline
                                     -------------------------------------------
                                          George E. Kline
                                          President and Chief Executive Officer